1933 Act File No.: 333-

1940 Act File No.: 811-21429

CIK No.: 1641718

Securities and Exchange Commission

Washington, D.C. 20549

REGISTRATION STATEMENT ON Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Smart Trust, Zacks GARP Composite 35 Trust, Series 6

B.	Name of depositor:	Hennion & Walsh, Inc.

C.	Complete address of depositor’s principal executive offices:

Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054

D.	Name and complete address of agent for service:

With a copy to:
Kevin D. Mahn	Scott R. Anderson
Hennion & Walsh, Inc.	Chapman and Cutler LLP
2001 Route 46, Waterview Plaza	111 West Monroe Street
Parsippany, New Jersey 07054	Chicago, Illinois 60603-4080

E.	Title of securities being registered: Units of undivided beneficial interest in the trust

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☐	Check box if it is proposed that this filing will become effective on _______________ at ______ pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. No one may sell Units of the Trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated June 5, 2015
Subject to Completion

ZACKS GARP COMPOSITE 35 TRUST, SERIES 6

The Trust is a unit investment trust designated Smart Trust, Zacks GARP Composite 35 Trust, Series 6. The sponsor is Hennion & Walsh, Inc. The trust seeks to provide investors with the possibility of above-average total return by investing in an unmanaged, diversified portfolio of common stock. The portfolio was selected by Zacks Investment Management, Inc. The sponsor cannot assure that the trust will achieve this objective.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS DATED: JULY __, 2015

No person is authorized to give any information or to make any representations with respect to this trust not contained in this prospectus. The trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the trust or any of its units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

INVESTMENT SUMMARY

INVESTMENT OBJECTIVE.    The trust seeks to provide investors with the possibility of above-average total return (a total return that exceeds that of the S&P 500 Index over the life of the trust). Total return may include capital appreciation and dividend income. There is no guarantee that the investment objective of the trust will be achieved.

PRINCIPAL INVESTMENT STRATEGY.    The trust seeks to achieve its objective through investment in the common stock of domestic and/or foreign companies listed on the New York Stock Exchange or The NASDAQ Stock Market (not over-the-counter), which may include companies located in “emerging markets.” The portfolio was selected by Zacks Investment Management, Inc., the portfolio consultant. The portfolio consultant used a quantitative selection process to determine the components of the portfolio. The portfolio consultant sought to select common stocks that it believes have high projected earnings growth, strong returns, and reasonable valuation characteristics. The portfolio consultant combined these factors into a growth-at-a-reasonable-price (“GARP”) composite to select stocks for the portfolio. The screening process was executed on July __, 2015 (the “Security Selection Date”).

The security selection process begins by identifying an initial universe comprised of common stocks that meet certain investment criteria as of the Security Selection Date, as follows:

•	First, rank all publicly traded common stocks listed on the New York Stock Exchange or The NASDAQ Stock Market by market capitalization in descending order, inclusive of large, mid and small capitalization companies;
•	Next, rank the stocks by liquidity (defined as the stock’s market price multiplied by the stock’s most-recent three-month average daily trading volume) in descending order;
•	Then, combine both rankings and eliminate any stock not ranked among the top 2,000.

From this initial universe, the trust’s portfolio is compiled using the following factors:

•	First, rank the remaining stocks by “PEG” ratio (defined as the stock’s market price-to-earnings ratio divided by the stock’s 12-month earnings per share growth rate of the last 5 years) in descending order;
•	Next, rank the stocks by “share buyback” (defined as the number of shares outstanding one year prior to the Security Selection Date divided by the current number of shares outstanding) in descending order;
•	Then, rank the stocks by “CFO-to-price” ratio (defined as the issuing company’s trailing 12-month cash flow from operations divided by the stock’s market price) in descending order;

•	Then, rank the stocks by “earnings surprise” (defined as the issuing company’s actual earnings per share from the last completed fiscal quarter minus the issuing company’s mean earnings per share consensus estimate for the completed fiscal quarter reported by industry analysts, divided by the issuing company’s actual earnings per share from the last completed fiscal quarter) in descending order;
•	Then, create a composite score for each stock by applying each ranking equally;
•	Then, rank the stocks by composite score in ascending order; and
•	Select the 35 stocks with the best resulting ranking (i.e. the stocks with the lowest composite scores). The selected stocks are then weighed approximately equally to create the portfolio.

The universe of common stocks considered by the portfolio consultant generally excludes exchange-traded funds, investment companies and limited partnerships.

PRINCIPAL RISK CONSIDERATIONS.    Unitholders can lose money by investing in this trust. An investment in units of the trust should be made with an understanding of the risks related to the trust, such as the following:

•	Security prices will fluctuate. The value of your investment may fall over time.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.
•	The issuer of a security may be unwilling or unable to declare dividends in the future or may reduce the level of dividends declared. This may reduce the level of distributions the trust pays which could reduce your income and cause the value of your units to fall.
•	The trust may invest in securities of foreign issuers, which may include companies located in emerging markets. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	The trust may invest in stocks of small and mid-size companies. These stocks are often more volatile and have lower trading volumes than stocks of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.
•	The trust is considered to be concentrated in securities issued by companies in the energy and financials sectors. Negative developments in the energy and financials sectors will affect the value of your investment more than would be the case in a more diversified investment.
•	The trust is not actively managed. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

ESSENTIAL INFORMATION

Unit Price on Initial Date of Deposit: $10.00

Initial Date of Deposit: July __, 2015

Mandatory Termination Date: November __, 2016

Record Dates: 10th day of each month, commencing August 2015

Distribution Dates: 25th day of each month, commencing August 2015

Standard CUSIP Numbers:	Cash: _________ Reinvestment: _________
Fee Based CUSIP Numbers:	Cash: _________ Reinvestment: _________

Ticker Symbol: _________

Minimum Investment: $1,000/100 units (may vary by selling firm)

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Unitholder Transaction Expenses (fees paid directly from your investment)*	As a % of Initial Unit Price		Amounts per 100 Units
Initial Sales Charge	1.00%			$10.00
Deferred Sales Charge	1.45			14.50
Creation & Development Fee	0.50			5.00
Maximum Sales Charge	2.95%			$29.50
Estimated Organization Costs**	___	%	$	____

Estimated Annual Operating Expenses (expenses deducted from trust assets)	As a % of Net Assets		Amounts per 100 Units
Trustee Fee	___	%		$1.05
Supervisor Fee	____			0.35
Other Operating Expenses
Total	___	%	$	____

Example	Cumulative Expenses Paid for Period:
	1 year	3 years	5 years	10 years
This example helps you compare the cost of this trust with other unit investment trusts and mutual funds. The example assumes that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust
	$____	$____	$____	$____

The example also assumes that you roll your investment into the next available series of the trust every 15 months (if one is offered) when the current trust terminates, subject to a reduced rollover sales charge of 1.95%.

*	The sales charge has both an initial and a deferred component. The initial sales charge is paid at the time of purchase and is the difference between the total sales charge (maximum of 2.95% of the public offering price) and the sum of the remaining deferred sales charge and the total creation and development fee. The initial sales charge will be approximately 1% of the public offering price per unit depending on the public offering price per unit. The deferred sales charge is fixed at $0.145 per unit and is paid in three monthly installments beginning on November 20, 2015. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period. If you redeem or sell your units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your units. If you purchase units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 2.95% of the public offering price per unit and does not include deferred payments.
**	Estimated organization costs include the portfolio consultant’s security selection fee of 0.20%.

SMART TRUST,
ZACKS GARP COMPOSITE 35 TRUST, SERIES 6

STATEMENT OF FINANCIAL CONDITION AS OF JULY __, 2015

Investment in securities
Contracts to purchase securities (1)(2)	$	_____
Total	$	_____
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$	_____
Deferred sales charge (4)(5)		_____
Creation & development fee (4)(5)		_____
Total Liabilities		_____
Interest of investors:
Cost to investors (5)		_____
Less: initial sales charge (4)(5)		_____
Less: deferred sales charge and creation & development fee (4)(5)		_____
Less: organization costs (3)		_____
Net interest of investors		_____
Total	$	_____
Number of units		_____
Net asset value per unit	$	_____

(1)	Aggregate cost of the securities is based on the evaluations determined by the trustee at the evaluation time on the most recent business day prior to the initial date of deposit.
(2)	Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $200,000) necessary for the purchase of securities in the trust represented by purchase contracts.
(3)	A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $____ per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust’s inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(4)	The total sales charge consists of an initial sales charge, a deferred sales charge and a creation and development fee. The initial sales charge is equal to the difference between the maximum sales charge and the sum of the remaining deferred sales charge and the total creation and development fee. The maximum total sales charge is 2.95% of the public offering price per unit.
(5)	The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges.

SMART TRUST,
ZACKS GARP COMPOSITE 35 TRUST, SERIES 6

PORTFOLIO OF INVESTMENTS

AS OF JULY __, 2015

Number of Shares	Name of Issuer (1)	Ticker Symbol	Percentage of the Trust (2)	Market Value per Share (3)	Cost of Securities to the Trust (3)

See Notes to Portfolio of Investments.

NOTES TO PORTFOLIO OF INVESTMENTS

(1)	All securities are represented by contracts to purchase such securities. Contracts to purchase the securities were entered into on July __, 2015. All such contracts are expected to be settled on or about the first settlement date of the trust, which is expected to be August __, 2015.
(2)	Based on the cost of the securities to the trust.
(3)	Accounting Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities.

Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investments as of the trust’s inception, based on inputs used to value them:

	Level 1		Level 2	Level 3
Equity Securities	$	____	$—	$—
Total	$	____	$—	$—

The sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) is $______.

(4)	This is a security issued by a foreign company. Equity securities comprise approximately 100% of the investments in the trust, broken down by country of organization as set forth below:

__________________
__________________
__________________
__________________
__________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE UNITHOLDERS, SPONSOR AND TRUSTEE
SMART TRUST, ZACKS GARP COMPOSITE 35 TRUST, SERIES 6

We have audited the accompanying statement of financial condition, including the portfolio of investments on pages A-8 through A-9, of Smart Trust, Zacks GARP Composite 35 Trust, Series 6 as of July __, 2015. The statement of financial condition is the responsibility of the trust’s sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the trust’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, and evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of July __, 2015. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Smart Trust, Zacks GARP Composite 35 Trust, Series 6 as of July __, 2015, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Chicago, Illinois
July __, 2015

THE TRUST

The trust is a unit investment trust registered under the Investment Company Act of 1940. The trust was created under the laws of the State of New York pursuant to a trust agreement among Hennion & Walsh, Inc., The Bank of New York Mellon and Hennion & Walsh Asset Management, Inc. Hennion & Walsh, Inc. is the sponsor and principal underwriter of the trust. The Bank of New York Mellon is the trustee of the trust. Hennion & Walsh Asset Management, Inc. is the portfolio supervisor of the trust. The sponsor created the trust on the initial date of deposit and the trust will terminate on the mandatory termination date unless terminated earlier as described in this prospectus. The initial date of deposit and mandatory termination date are set forth under “Essential Information.”

The trust is a unit investment trust and is not an actively managed fund. Traditional methods of investment management for a managed fund often involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of the trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio.

To create the trust, the sponsor deposited the initial portfolio securities (or contracts to purchase the securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities) with the trustee on the initial date of deposit. In exchange for the deposited securities, the trustee registered the sponsor’s ownership of the initial units of the trust on the registration books of the trust. A unit represents an undivided fractional interest in the trust. As the sponsor sells units, the sponsor will create additional units of the trust by depositing additional portfolio securities (or contracts to purchase securities and/or cash or a letter of credit with instructions for the trust to purchase securities) with the trustee. Units will remain outstanding until redeemed or until the trust terminates. At the close of the New York Stock Exchange on the initial date of deposit (or on the first day units are sold to the public, if later) the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment.

RISK CONSIDERATIONS

All investments involve risk. This section describes the main risks that can impact the value of the securities in the trust. You should understand these risks before you invest. If the value of the securities falls, the value of the units will also fall. No one can guarantee that the trust will achieve its objective or that your investment return will be positive over any period.

MARKET RISK.    Market risk is the risk that the value of the securities in the trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. Even though the portfolio is supervised, you should remember that the portfolio is not managed. The trust will not sell a security solely because the market value falls as is possible in a managed fund.

EQUITY SECURITIES.    The trust invests in securities representing equity ownership of a company. Investments in such securities are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on, among other risks as described in greater detail below.

DIVIDEND PAYMENT RISK.    Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer’s board of directors and the amount of any dividend may vary over time.

FOREIGN ISSUER RISK.    An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions. There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards. Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

Securities of certain foreign issuers may be denominated or quoted in currencies other than the U.S. dollar. Foreign issuers also pay dividends and conduct business in foreign currencies. Many foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. Changes in foreign currency exchange rates may affect the value of foreign securities and dividend payments. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. The U.S. dollar value of dividend payments on foreign securities will fluctuate similarly with changes in foreign currency values.

Brokerage and other transaction costs on foreign exchanges are often higher than in the U.S. and there is generally less governmental supervision of exchanges, brokers and issuers in foreign countries. The increased expense of investing in foreign markets may reduce the amount an investor can earn on its investments and typically results in a higher operating expense ratio than investments in only domestic securities. Custody of certain securities may be maintained by a global custody and clearing institution. Settlement and clearance procedures in certain foreign markets differ significantly from those in the U.S. Foreign settlement and clearance procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of domestic securities. Round lot trading requirements exist in certain foreign securities markets which could cause the proportional composition and diversification of the portfolio to vary when the trust buys or sells securities.

Certain foreign securities may be held in the form of American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), or other similar receipts. Depositary receipts represent receipts for foreign securities deposited with a custodian (which may include the trustee of the trust). Depository receipts may not be denominated in the same currency as the securities into which they may be converted. ADRs typically trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. GDRs are similar to ADRs, but GDRs typically trade outside of the U.S. and outside of the country of the issuer in the currency of the country where the GDR trades. Depositary receipts generally involve most of the same types of risks as foreign securities held directly but typically also involve additional expenses associated with the cost of the custodian’s services. Some depositary receipts may experience less liquidity than the underlying securities traded in their home market. Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers which can impact the relationship between certain information impacting a security and the market value of the depositary receipts.

EMERGING MARKETS.    The trust may invest in certain securities issued by entities located in emerging markets. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.

SMALL AND MID-SIZE COMPANIES.     The trust may invest in stocks issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

CONCENTRATION RISK.    Concentration risk is the risk that the value of the trust is more susceptible to fluctuations based on factors that impact a particular sector because the portfolio concentrates in securities issued by companies within that sector. A portfolio “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio.

Energy Sector. The trust invests significantly in securities of energy companies. Companies in the energy sector include, but are not limited to, companies that explore for, produce, refine, treat, transport, store, gather, process, distribute, sell, or market petroleum, gas products or consumable fuels, or provide parts or services to petroleum, gas or consumable fuel companies. These companies are subject to volatile fluctuations in price and supply of energy fuels and can be impacted by international politics, including wars and hostilities, supply and demand, depletion, rising interest rates, exploration activities, policy shifts by governmental entities and intergovernmental entities such as OPEC, weather, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Natural disasters will also impact companies in the energy industry. Oil production and refining companies are subject to extensive federal, state and local governmental laws and regulations regarding air emissions and the disposal of hazardous materials. Companies engaged in the exploration, development, management or production of energy commodities face the risk that commodity reserves are depleted over time, or that estimates of such reserves are overstated or will not be produced in the time periods anticipated.

Financials Sector. The trust invests significantly in financial services companies or related subsidiaries. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies.

Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies’ profits may be adversely affected by increased government regulations or tax law changes.

Financial services companies faced significant difficulty related to the downturn in the housing and mortgage lending markets, corresponding declines in the value of mortgage-backed securities and the resulting impact on all areas of the financial services industry and the broader economy. These difficulties have given rise to considerable uncertainty regarding the global economy and financial services companies, in particular. The downturn also led to considerable write-downs in the values of many assets held by financial services companies and a tightening of credit markets that has been marked by a general unwillingness of many entities to extend credit. These factors caused a significant need for many financial services companies to raise capital to meet obligations and to satisfy regulatory and contractual capital requirements. Many well-established financial services companies were forced to seek additional capital through issuances of new preferred or common equity and certain companies were forced to agree to be acquired by other companies (or sell some or all of their assets to other companies). In some cases government assistance, guarantees or direct participation in investments or acquisitions were necessary to facilitate these transactions. In addition, concerns regarding these issues and their potential negative impact to the U.S. and global economies resulted in extreme volatility in securities prices and uncertain market conditions.

In response to these issues, government authorities in the U.S. and other countries have initiated and may continue to engage in administrative and legislative action, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and resulting rulemaking intended to address both short- and long-term difficulties facing the housing and mortgage lending markets, mortgage backed securities, the financial services industry and the broader economy. These government actions include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. No one can predict any action that might be taken or the effect any action or inaction will have. It is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. No one can predict the impact that the these difficulties will have on the economy, generally or financial services companies. These difficulties and corresponding government action or inaction may have far reaching consequences and your investment may be adversely affected by such developments.

LIQUIDITY RISK.    Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

LEGISLATION/LITIGATION.    From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the securities held by the trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

SELECTION RISK.    Selection risk is the risk that the securities selected for inclusion in the trust will underperform the markets, relevant indices or the securities selected by other funds with similar investment objectives and investment strategies. This means you may lose money or earn less than other comparable investments.

UNMANAGED PORTFOLIO.    The trust is a unit investment trust and is not an actively managed fund. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, the trust’s portfolio will remain relatively fixed and is not subject to such frequent changes based upon continuous analysis. The trust will generally sell securities: to pay expenses, in limited circumstances to protect the trust, to take actions in response to corporation actions and other events impacting the portfolio securities, to make required distributions or avoid imposition of taxes on the trust or as permitted by the trust agreement. Since the trust will not sell securities in response to ordinary market fluctuations, the amount realized upon the sale of portfolio securities may not be the highest price attained by an individual security during the life of the trust.

NO FDIC GUARANTEE.    An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING

OFFERING PRICE.    Units of the trust are offered at the public offering price. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales charge described in this prospectus. The “net asset value per unit” is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. The public offering price of units is sometimes referred to as the “offer price” or “purchase price.” Unit prices are available at www.smarttrustuit.com or through your financial professional.

The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time), provided that on the first day units are sold the unit price will be computed as of the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. If the sponsor receives your order prior to the close of regular trading on the New York Stock Exchange, or authorized financial professionals receive your order prior to that time and properly transmit the order to the sponsor by the time designated by the sponsor, then you will receive the price computed on the date of receipt. If the sponsor receives your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to the sponsor by the designated time, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to the sponsor in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

The minimum purchase is generally 100 units for individual purchasers and for purchases by certain custodial accounts or Individual Retirement Accounts, self-employed retirement plans, pension funds and other tax-deferred retirement plans. The minimum purchase requirements are subject to waiver and may vary by selling firm.

VALUE OF SECURITIES.    The trustee determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The trustee generally determines the value of securities using the closing sale price for securities traded on a national or foreign securities exchange. In some cases the trustee will price a security based on its fair value after considering appropriate factors relevant to the value of the security. The trustee will only do this if a security is not principally traded on a national or foreign securities exchange or if current market quotes are unavailable or inappropriate.

The trustee determined the initial prices of the securities shown under “Portfolio of Investments” as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day units are sold, the trustee will value the securities as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

ORGANIZATION COSTS.    During the initial offering period, part of the value of the securities represents an amount that will pay the costs of creating the trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the portfolio consultant’s security selection fee (if applicable), any one-time license fee (if applicable), the initial fees and expenses of the trustee and the initial audit. The trust will sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when the trust pays these costs.

SALES CHARGE.    You pay a fee in connection with purchasing units. This is referred to as the “transactional sales charge.” The transactional sales charge has both an initial and a deferred component and equals 2.45% of the public offering price per unit based on a $10 public offering price per unit. This percentage amount of the transactional sales charge is based on the unit price on the initial date of deposit. The transactional sales charge equals the difference between the total sales charge and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales charge will vary as the public offering price per unit varies. The transactional sales charge does not include the creation and development fee which is described in more detail under “Trust Expenses and Charges.”

The maximum total sales charge equals 2.95% of the public offering price per unit at the time of purchase. You pay the initial sales charge at the time you buy units. The initial sales charge is the difference between the total sales charge percentage (maximum of 2.95% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 1.00% of the public offering price per unit depending on the public offering price per unit. The deferred sales charge is fixed at $0.145 per unit. The trust pays the deferred sales charge in equal monthly installments as described in the “Fee Table.” If you redeem or sell units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of units. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period. If you redeem or sell units prior to the end of the initial offering period, you will not pay the remaining creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per unit, the actual charges will exceed the percentages shown in the “Fee Table” if the public offering price per unit falls below $10 and will be less than the percentages shown in the “Fee Table” if the public offering price per unit exceeds $10. In no event will the total sales charge exceed 2.95% of the public offering price per unit.

Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, the trust must charge these amounts per unit regardless of any decrease in net asset value. However, if the public offering price per unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed the sales charge at the time you buy units. In such a situation, the value of securities per unit would exceed the public offering price per unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to unitholders that purchase units at that price. The initial sales charge credit is paid by the sponsor and is not paid by the trust. The “Fee Table” shows the sales charge calculation at a $10 public offering price per unit and the following examples illustrate the sales charge at prices below and above $10. If the public offering price per unit fell to $5, the maximum sales charge would be $0.1475 (2.95% of the public offering price per unit), which consists of an initial sales charge of -$0.0475, a deferred sales charge of $0.145 and a creation and development fee of $0.05. If the public offering price per unit rose to $15, the maximum sales charge would be $0.4425 (2.95% of the public offering price per unit), consisting of an initial sales charge of $0.2475, a deferred sales charge of $0.145 and a creation and development fee of $0.05. The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the public offering price and in the number of units purchased.

If you purchase units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 2.95% of the public offering price and does not include deferred payments.

DISCOUNTS.    There are a variety of ways for you to reduce the sales charge you pay. It is your financial professional’s responsibility to alert the sponsor of any sales charge discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales charge and the creation and development fee are fixed dollar amounts per unit, the trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charge and the creation and development fee, the sponsor will credit you the difference between your total sales charge and these fixed dollar fees at the time you buy units.

Volume Discount.    This volume discount will result in a reduction of the sales charge applicable to such purchases. The reduced sales charge on the public offering price applicable to such purchases is as follows:

Amount of Purchase*	Sales Charge
Less than $50,000	2.95%
$50,000 but less than $100,000	2.70%
$100,000 but less than $250,000	2.45%
$250,000 but less than $500,000	2.20%
$500,000 but less than $1,000,000	1.95%
$1,000,000 or greater	1.40%

*	The volume discount is also applied on a unit basis utilizing a breakpoint equivalent in the above table of one unit per $10, etc. For example, the purchase of either units with a value of $250,000 or 25,000 units would be entitled to the reduced sales charge of 2.20% even if at the time of purchase the value of 25,000 units was less than $250,000.

Except as described in this paragraph, these discounts will apply only to purchases of units by the same purchaser on a single day from a single broker-dealer. Units purchased by the same purchaser in separate transactions on a single day will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required dollar amount of units at the time such determination is made. Units purchased in the name of a purchaser’s spouse or children under 21 living in the same household as the purchaser will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable quantity discount level. Purchases of units of the trust offered in this prospectus may be combined with purchases of units of any other unit investment trusts sponsored by the sponsor in the initial offering period which are not already subject to a reduced sales charge, if such purchases are made by the same person on a single day from a single broker-dealer. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. A purchaser must inform his/her broker-dealer of any combined purchases before the purchase to be eligible for a reduced sales charge.

If you purchase units that qualify for the rollover/exchange discount described below and also purchase additional units on the same day from the same broker-dealer that do not qualify for the rollover/exchange discount, you may aggregate all units purchased for purposes of qualifying for the volume discount on the additional units, but such additional units will not qualify for the rollover/exchange discount.

The discounts described above apply only to initial offering period purchases.

Rollover/Exchange Discount.    A portion of the sales charge is waived on units of the trust offered in this prospectus if you buy units with redemption or termination proceeds from any unit investment trust (regardless of sponsor). The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00%. However, if you invest $500,000 or more in units of the trust offered in this prospectus, the maximum sales charge on units will be limited to the maximum sales charge for the applicable amount invested in the table under “Volume Discount” above. To qualify for this rollover/exchange discount, the termination or redemption proceeds used to purchase units of the trust offered in this prospectus must be derived from a transaction that occurred within 30 calendar days of your purchase of units of the trust offered in this prospectus. In addition, the discount will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for this sales charge discount.

If you purchase units that qualify for the rollover/exchange discount and also purchase additional units of the trust offered in this prospectus on the same day from the same broker-dealer that do not qualify for the rollover/exchange discount, you may aggregate all units purchased for purposes of qualifying for the volume discount described above on the additional units, but such additional units will not qualify for the rollover/exchange discount.

Please note that if you purchase units of the trust in this manner using redemption proceeds from other unit investment trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charges remaining on those units will be deducted from those redemption proceeds. The rollover/exchange discount applies only to initial offering period purchases.

Employee Discount.    A portion of the sales charge is waived for purchases by officers, directors and employees (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of the sponsor and its affiliates and dealers and their affiliates. These purchases may be made at the public offering price per unit less the applicable dealer concession. These discounts apply during the initial offering period and in the secondary market. All employee discounts are subject to the policies of the related selling firm. Only officers, directors and employees of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

Fee Accounts.    Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Based CUSIP Numbers set forth under “Essential Information,” if available. Please contact your financial advisor for more information. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is “Wrap Fee Eligible”) then investors may be eligible to purchase units of the trust in these Fee Accounts that are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales charge you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

Initial sales charge	0.00%
Deferred sales charge	0.00%
Transactional sales charge	0.00%
Creation and development fee	0.50%
Total sales charge	0.50%

This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. The sponsor reserves the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

DISTRIBUTION OF UNITS.    Units will be distributed to the public at the public offering price by the sponsor and through broker-dealers and other selling firms. The sponsor generally qualifies units for sale in various states in the United States. The sponsor does not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The sponsor may reject any order for units in whole or in part.

The sponsor compensates broker-dealers and other selling firms when they sell units. This compensation includes the broker-dealer concessions or agency commissions described in the table below and other compensation described in this section. Any sales charge discount is borne by the broker-dealer or selling firm out of the dealer concession unless provided otherwise below. The broker-dealer concession or agency commission for initial offering period transactions is 2.25% of the public offering price per unit, subject to reduction for unit purchases eligible for the “Volume Discount” sales charge discount described in this prospectus as follows:

Amount of Transaction	Concession or Agency Commission
Less than $50,000	2.25%
$50,000 but less than $100,000	2.00%
$100,000 but less than $250,000	1.75%
$250,000 but less than $500,000	1.50%
$500,000 but less than $1,000,000	1.25%
$1,000,000 or greater	0.75%

The sponsor applies these concessions or agency commissions as a percent of the public offering price per unit at the time of the transaction. The sponsor also applies the different levels on a unit basis using a $10 unit equivalent. For example, purchases of units with a value of $250,000 or 25,000 units would be entitled to a dealer concession of 1.50%, even if at the time of purchase the value of 25,000 units was less than $250,000. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase units of the trust at the “Rollover/Exchange Discount” described in this prospectus, the dealer concession is 1.30%. No dealer concession is paid to broker-dealers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee that are eligible to receive the “Fee Account” sales charge discount described in this prospectus. The broker-dealer concession or agency commission for secondary market sales is 2.25% of the public offering price per unit, provided however that any sales charge discount is borne by the broker-dealer or selling firm out of the dealer concession for transactions in the secondary market. The sponsor reserves the right to change the amount of concessions or agency commissions from time to time.

The sponsor may enter into wholesaling arrangements with certain broker-dealers that market and promote the sponsor’s unit investment trusts to other broker-dealers and selling agents. The sponsor compensates these wholesaling firms out of its own assets. The amount of compensation paid to a particular firm may vary and will generally comprise an amount up to 0.20% of the price of units of Hennion & Walsh-sponsored unit investment trusts sold during the initial offering period in the region(s) or by the firms covered by the particular firm pursuant to its agreement with the sponsor.

In addition to the concessions set forth in the table above, broker-dealers and other selling firms will be eligible to receive additional compensation for volume sales of eligible units of certain Hennion & Walsh-sponsored unit investment trusts. This additional volume concession is based on total initial offering period sales of eligible trusts during a calendar quarter as set forth in the following table:

Initial Offering Period Sales During Calendar Quarter	Volume Concession
Less than $10,000,000	0.000%
$10,000,000 but less than $25,000,000	0.050%
$25,000,000 but less than $50,000,000	0.075%
$50,000,000 but less than $100,000,000	0.100%
$100,000,000 but less than $250,000,000	0.110%
$250,000,000 or greater	0.120%

This volume concession will be paid on units of eligible Hennion & Walsh-sponsored trusts sold in the initial offering period. For a trust to be eligible for this additional volume concession for calendar quarter sales, the trust’s prospectus must include disclosure related to this additional concession; a trust is not eligible for this additional volume concession if the prospectus for such trust does not include disclosure related to this additional volume concession. Broker dealers and other selling firms will not receive additional volume compensation unless it sells at least $10.0 million of units of eligible trusts during a calendar quarter. For example, if a firm sells $9.5 million of units of eligible trusts in the initial offering period during a calendar quarter, the firm will not receive any additional compensation with respect to such trusts. Except as described below, once a firm reaches a particular breakpoint during a quarter, the firm will receive the stated volume concession on all initial offering period sales of eligible trusts during the applicable quarter. For example, if the firm sells $17.5 million of units of eligible trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.05% of $17.5 million. There will be no additional volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions. Eligible broker dealers and other selling firms include clearing firms that place orders with the sponsor and provide the sponsor with information with respect to the representatives who initiated such transactions. Eligible broker-dealers and other selling firms will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. Redemptions of units during the initial offering period will reduce the amount of units used to calculate the additional volume concessions. Secondary market sales of all units are excluded for purposes of these additional volume concessions. The sponsor will pay these amounts out of its own assets within a reasonable time following each calendar quarter.

The sponsor may provide, at its own expense and out of its own profits, additional compensation and benefits to broker-dealers and selling firms that sell units of the trust and the sponsor’s other products. This compensation is intended to result in additional sales of the sponsor’s products and/or compensate broker-dealers, selling firms and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of the sponsor’s products on a preferred or recommended product list and access to an intermediary’s personnel. The sponsor may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in intermediary firms and similar activities designed to promote the sale of the sponsor’s products. The sponsor may make such payments to a substantial majority of intermediaries that sell its products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend the sponsor’s products, including the trust, over other products. These arrangements will not change the price you pay for your units.

The sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price the sponsor pays for units and the price at which it sells or redeems them. The sponsor may also gain or lose money when it deposits securities to create units. The amount of the sponsor’s profit or loss on the initial deposit of securities into the trust is shown in the “Notes to Portfolio of Investments.” The trustee may utilize the services of the sponsor for the purchase or sale of all or a portion of the portfolio securities in the trust and the sponsor may receive brokerage commissions from the trust in connection with these transaction in accordance with applicable law.

REDEMPTION AND SALE OF UNITS

You may sell or redeem units on any business day the New York Stock Exchange is open through your financial professional or the trustee. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and fee and organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the

“liquidation price.” You may pay any remaining deferred sales charge when you sell or redeem units. Certain broker-dealers may charge a transaction or other fee for processing unit redemptions.

SALES OF UNITS.    The sponsor intends to repurchase units from unitholders throughout the life of the trust at the current net asset value of the units, provided that you will not pay any remaining creation and fee and organization costs if you sell units during the initial offering period. The sponsor may resell repurchased units to other investors at the public offering price or redeem them for the redemption price. The sponsor’s secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. The sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason. If a market is not maintained, you will be able to redeem units with the trustee at the same price as the sponsor’s repurchase price. If you sell units prior to the collection of the entire deferred sales charge, you will be assessed the amount of the remaining deferred sales charge at the time of sale.

REDEMPTION OF UNITS.    You may also redeem units directly with the trustee on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales charge at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

If you redeem units, the trustee will generally send you a payment for units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

You can request an in-kind distribution of the securities underlying units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional’s firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at The Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares or securities not distributed in-kind. You may not request this option in the last 30 days of the trust’s life. This option may be discontinued upon 60 days notice.

EXCHANGE OPTION.    When you sell or redeem your units in the trust offered in this prospectus, you may be able to exchange them for units of other Smart Trust unit investment trusts at a reduced sales charge. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. The sponsor may discontinue this option at any time upon 60 days notice.

DISTRIBUTIONS

The trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record as of the preceding record date. The record and distribution dates are shown in the “Essential Information.” An investor becomes a unitholder of record on the settlement date of the unit purchase (generally three business days following the purchase date). You may elect to either reinvest your distribution proceeds in additional units of the trust (as described below) or receive distributions in cash. In some cases, the trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in the trust portfolio. In addition, the trust will generally make required distributions or distributions to avoid the imposition of tax at the end of each year because it is structured as a “regulated investment company” for federal tax purposes.

The issuers in the trust’s portfolio make dividend payments at various times during the year. When the trust receives dividends from issuers, the trustee credits the dividends to the trust’s accounts. Because the trust does not necessarily receive dividends or income payments from the issuers at a constant rate throughout the year, the trust’s income distributions to unitholders will fluctuate. The amount of your distributions will also vary from time to time as companies change their dividends, securities are liquidated from the portfolio or trust expenses change.

Distributions may be reinvested into additional units of the trust by participating in the trust’s reinvestment option. In order to participate in the reinvestment option, investors should purchase units with a “Reinvestment” CUSIP number set forth in the “Essential Information.” You may also make or change your reinvestment election by contacting your financial professional or the trustee at least 10 days before the next applicable record date. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time. Once you have elected to participate in the reinvestment option, each distribution of income or principal on the participant’s units will be automatically applied by the trustee to purchase additional units of the trust. The sponsor reserves the right to modify or terminate the reinvestment plan at any time without prior notice. Distributions on units may be reinvested by participating in the trust’s reinvestment plan. Units acquired by reinvestment are not subject to a sales charge as described in “Public Offering.”

TRUST ADMINISTRATION

PORTFOLIO ADMINISTRATION.    The trust is a unit investment trust and is not an actively managed fund. Unlike a managed fund, the trust’s portfolio will remain relatively fixed. The trust will generally sell securities: to pay expenses, in limited circumstances to protect the trust, to take actions in response to corporation actions and other events impacting the portfolio securities, to make required distributions or avoid imposition of taxes on the trust or as permitted by the trust agreement.

When the trust sells securities, the composition and diversification of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the sponsor may direct the trustee to sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders unless it is used to pay expenses or unit redemptions. If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for portfolio securities, the trustee will, at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by the trust), any securities and/or property received will be deposited into the trust and will be promptly sold by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities or property. In determining whether to dispose of or hold portfolio securities, new securities or property, the sponsor may be advised by the trust’s portfolio supervisor. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales charge attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to such trusts. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the initial date of deposit. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company for tax purposes.

The size of the trust will increase as units are sold and the trust will acquire additional portfolio securities. When additional units are created, the existing portfolio will be replicated to the extent practicable. When the trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time units are created and the time the trust buys the securities. When the trust buys or sells securities, it may place orders with and pay brokerage commissions to certain directed brokers that sell units or are affiliated with the trust or the trustee.

REPORTS.    The trustee or your financial professional will make available to you a statement showing income and other receipts of the trust for each distribution. Each year the trustee will also provide an annual report on the trust’s activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the trust, if available.

AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). The sponsor and trustee cannot change the trust agreement to reduce your interest in the trust without your consent. Investors owning two-thirds of the units in the trust may vote to change the trust agreement.

TRUST TERMINATION.    The trust will terminate on the mandatory termination date set forth under “Essential Information.” The trustee may terminate the trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of the trust may create an undue burden on your investment. Investors owning 100% of the units in the trust may also vote to terminate the trust early. The trustee will liquidate the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, the sponsor and your financial professional will refund any sales charge that you paid.

The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. When the trust terminates, you may be able to roll your investment into a subsequent series of the trust at a reduced sales charge as described under “Rollover” below.

ROLLOVER.    The sponsor may offer a subsequent series of the trust when the trust offered in this prospectus terminates. In this case, when the trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover as described in this section, if available, or (2) receive a cash distribution as described above under “Trust Termination.”

If you elect to participate in a rollover, your units will be redeemed on the trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the applicable public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. The sponsor does not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

The sponsor intends to make subsequent trust series available for sale at various times during the year. Of course, the sponsor cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current trust. The sponsor cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trust’s procedures. The sponsor may, in its sole discretion, modify a rollover or stop creating units of a trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. The sponsor may decide not to offer the rollover option upon 60 days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the “wash sale” tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See “Tax Status.”

THE SPONSOR.    The sponsor is Hennion & Walsh, Inc., a New Jersey corporation. The sponsor is a full service broker-dealer, registered under the Securities Exchange Act of 1934. The sponsor was established in 1989 and is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The sponsor maintains its principal business office in Parsippany, New Jersey. If the sponsor fails to or cannot perform its duties as sponsor or becomes bankrupt, the trustee may replace the sponsor, continue to operate the trust without a sponsor or terminate the trust. The sponsor may also resign by notifying the trustee.

The sponsor and the trust have adopted a code of ethics requiring the sponsor’s employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the trust.

The sponsor or an affiliate may use the list of securities in the trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price the trust pays for the securities and the price received upon unit redemption or trust termination. For example, some or all of the securities in the trust may also be owned by other clients of the sponsor and its affiliates. However, because the trust is not a managed fund or because these clients have differing investment objectives, the sponsor or its affiliates may sell or recommend the sale of certain securities from those accounts in instances where a sale by the trust would not occur or would be impermissible, such as to maximize return by taking advantage of market fluctuations. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by the trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in the trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in the trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

THE SUPERVISOR.    The supervisor is Hennion & Walsh Asset Management, Inc., a New Jersey corporation. The supervisor is an affiliate of the sponsor and is an investment adviser registered with the Securities and Exchange Commission. The sponsor may remove and replace the supervisor in some cases without your consent. The supervisor may also resign by notifying the sponsor and trustee.

THE TRUSTEE.    The Bank of New York Mellon is the trustee of the trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. The sponsor may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor.

THE PORTFOLIO CONSULTANT.    The portfolio consultant is Zacks Investment Management, Inc., located at 111 North Canal Street, Suite 1101, Chicago, IL 60606, a wholly owned subsidiary of parent company Zacks Investment Research, Inc. Zacks Investment Management specializes in managing equity and fixed income portfolios for retail and institutional investors using a combination of independent research and proprietary quantitative models. Zacks is not an affiliate of the sponsor. Zacks selected a list of stocks to be included in the trust portfolio based on the criteria described in this prospectus. The sponsor did not select the stocks for the trust. Zacks may use the list of stocks in its independent capacity as an investment adviser and distribute this information to various individuals and entities. Zacks may recommend to other clients or otherwise effect transactions in the stocks held by the trust. This may have an adverse effect on the prices of the stocks. This also may have an impact on the price the trust pays for the stocks and the price received upon unit redemptions or liquidation of the stocks. Zacks also issues reports and makes recommendations on securities, which may include the stocks in the trust. Neither Zacks nor the sponsor manages the trust. Opinions expressed by Zacks are not necessarily those of the sponsor, and may not actually come to pass. Zacks is being compensated for its portfolio consulting services, including selection of the trust portfolio.

TRUST EXPENSES AND CHARGES

The trust will pay various fees and expenses to conduct its operations. The “Fee Table” in this prospectus shows the estimated amount of these fees and expenses.

The sponsor will receive a fee from the trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $0.05 per unit outstanding at the end of the initial offering period. The trustee will deduct this amount from the trust’s assets as of the close of the initial offering period. The sponsor does not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for the trust in non-interest bearing accounts.

The supervisor will be compensated for providing portfolio supervisory services as well as bookkeeping and other administrative services to the trust. This fee may exceed the actual cost of providing portfolio supervisory, bookkeeping and administrative services for the trust, but at no time will the total amount received for such services rendered to all series of the Smart Trusts in any calendar year exceed the aggregate cost to the portfolio supervisor of supplying such services in such year.

The sponsor may receive brokerage fees when the trust uses it as agent in buying or selling securities. As authorized by the trust indenture, the trustee may employ a subsidiary or affiliate of the trustee to act as broker to execute certain transactions for a trust. The trust will pay for such services at standard commission rates.

The portfolio supervisor fee for bookkeeping and other administrative services and the trustee’s fee are based on the largest aggregate number of units of the trust outstanding at any time during the period for which the compensation is paid. These fees may be adjusted for inflation without unitholders’ approval, but in no case will the annual fee paid to the sponsor or its affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

The trust will also pay general operating expenses, such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect the trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, and expenses incurred in contacting you. The trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

TAX STATUS

This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

TRUST STATUS.    The trust intends to qualify as a “regulated investment company” under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

DISTRIBUTIONS.    Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the trust’s distributions into three categories: ordinary income distributions, capital gain dividends and return of capital.

Ordinary income distributions are generally taxed at your ordinary tax rate; however, as further discussed below, certain ordinary income distributions received from the trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from the trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from the trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from the trust may also be subject to a 3.8 percent “medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

DIVIDENDS RECEIVED DEDUCTION.    A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by the trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

SALE OR REDEMPTION OF UNITS.    If you sell or redeem units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase units.

CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS.    If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gains may also be subject to the “medicare tax” described above. Some portion of your capital gain dividends may be subject to higher maximum marginal stated federal income tax rates. For example, if some portion of your capital gain dividend is attributable to the trust’s interest in a master limited partnership, that portion may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum marginal stated federal tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the U.S. Treasury.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase units to determine your holding period. However, if you receive a capital gain dividend from the trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual unitholder from a regulated investment company such as the trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. The trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

IN KIND DISTRIBUTIONS.    Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when the trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

EXCHANGES.    If you elect to have your proceeds from the trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

DEDUCTIBILITY OF TRUST EXPENSES.    Expenses incurred and deducted by the trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

FOREIGN TAX CREDIT.    If the trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes the trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes the trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS.    If the trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. The trust will not be able to pass through to its unitholders any credit or deduction for such taxes. The trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

FOREIGN INVESTORS.    If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

OTHER MATTERS

LEGAL MATTERS.    Chapman and Cutler LLP acts as counsel for the sponsor and the trust. Dorsey & Whitney LLP acts as counsel for the trustee.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.    The “Statement of Financial Condition” and the “Portfolio of Investments” in this prospectus are included herein in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, and upon the authority of that firm as experts in accounting and auditing.

ADDITIONAL INFORMATION.    This prospectus does not contain all the information in the registration statement that the trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the investment risks and certain information about the trust. You can obtain the Information Supplement by contacting the sponsor or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

ZACKS GARP COMPOSITE 35 TRUST, SERIES 6

(A UNIT INVESTMENT TRUST)

PROSPECTUS

DATED: JULY __, 2015

SPONSOR:

2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054
973-299-8989

TRUSTEE:

THE BANK OF NEW YORK MELLON
2 Hanson Place, 12th Floor
Brooklyn, New York 11217
877-363-3613

This prospectus does not contain all of the information set forth in the registration statement, filed with the Securities and Exchange Commission under the Securities Act of 1933 (file no. 333-______), and the Investment Company Act of 1940 (file no. 811-21429), and to which reference is made. Information, including the information supplement, may be reviewed and copied at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C., and information on the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-202-551-8090. Copies may be obtained from the Securities and Exchange Commission by:

•	visiting the Securities and Exchange Commission Internet address: http://www.sec.gov
•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	writing: Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549 (after paying a duplicating fee)

Smart Trust

Information Supplement

This Information Supplement provides additional information concerning Smart Trust unit investment trusts that have prospectuses dated on and after the date set forth below. This Information Supplement should be read in conjunction with the prospectus for a trust. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission for each applicable trust. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge at www.smartrustuit.com, by contacting your financial professional or by contacting Hennion & Walsh, Inc. at (973) 299-8989.

July __, 2015

General Information

Each trust is one of a series of separate unit investment trusts created under the name Smart Trust and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the initial date of deposit set forth in the prospectus for such trust under the laws of the state of New York. Each trust was created under a trust agreement among Hennion & Walsh, Inc. (as sponsor/depositor), Hennion & Walsh Asset Management, Inc. (as supervisor) and The Bank of New York Mellon (as trustee).

When a trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on a trust’s initial date of deposit or the first day units are offered to the public, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in a trust and any estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of a trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the approximately same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay any associated brokerage fees.

Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

Each trust is a unit investment trust and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the applicable trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. Each trust agreement provides that the sponsor may direct the trustee to sell, liquidate or otherwise dispose of securities in the trust at such price and time and in such manner as shall be determined by the sponsor, provided that the supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such securities: (i) that there has been a default in the payment of dividends, after declared and when due and payable; (ii) that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, or that there exists any legal question or impediment affecting such securities or the payment of dividends from the same; (iii) that there has occurred any breach of covenant or warranty in any document relating to the issuer of the securities which would adversely affect either immediately or contingently the payment of dividends on the securities, or the general credit standing of the issuer or otherwise impair the sound investment character of such securities; (iv) that there has been a default in the payment of dividends, principal of or income or premium, if any, on any other outstanding obligations of the issuer of such securities; (v) that the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor, as evidenced in writing to the trustee, the retention of such securities would be detrimental to the trust and to the interest of the unitholders; (vi) that all of the securities in the trust will be sold pursuant to termination of the trust; (vii) that such sale is required due to units tendered for redemption; (viii) that there has been a public tender offer made for a security or a merger or acquisition is announced affecting a security, and that in the opinion of the supervisor the sale or tender of the security is in the best interest of the unitholders; (ix) if the trust is designed to be a grantor trust for tax purposes, that the sale of such securities is required in order to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes; (x) if the trust has elected to be a “regulated investment company” for tax purposes, that such sale is necessary or advisable (a) to maintain the qualification of the trust as a “regulated investment company” or (b) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the trust or on undistributed income in the trust; (xi) that as result of the ownership of the security, the trust or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the Internal Revenue Code; or (xii) that such sale is necessary for the trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time. The trustee may also sell securities, designated by the supervisor, from a trust for the purpose of the payment of expenses. In the event a security is sold as a direct result of serious adverse credit factors affecting the issuer of such security and a trust is a “regulated investment company” for tax purposes, then the sponsor may, if permitted by applicable law, but is not obligated, to direct the reinvestment of the proceeds of the sale of such security in any other securities which meet the criteria necessary for inclusion in such trust on the initial date of deposit.

If the trustee is notified at any time of any action to be taken or proposed to be taken by holders of the portfolio securities, the trustee will notify the sponsor and will take such action or refrain from taking any action as the sponsor directs and, if the sponsor does not within five business days of the giving of such notice direct the trustee to take or refrain from taking any action, the trustee will take such reasonable action or refrain from taking any action so that the securities are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such securities that are held by owners other than the trust. Notwithstanding the foregoing, in the event that the trustee shall have been notified at any time of any action to be taken or proposed to be taken by holders of shares of any registered investment company, the trustee will thereupon take such reasonable action or refrain from taking any action with respect to the fund shares so that the fund shares are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such fund shares that are held by owners other than the related trust.

In the event that an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject such offer, provided that in the case of a trust that is a “regulated investment company” for tax purposes, if an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities, cash and/or property received shall be deposited into the trust and shall be promptly sold, if securities or property, by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities, cash or property. The sponsor may rely on the supervisor in so advising the trustee.

Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of the trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in a prospectus or in a trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities (“Replacement Securities”) to make up the original corpus of such trust.

The Replacement Securities must be securities as originally selected for deposit in a trust or, in the case of a trust that is a “regulated investment company” for tax purposes, securities which the sponsor determines to be similar in character as the securities originally selected for deposit in the trust and the purchase of the Replacement Securities may not adversely affect the federal income tax status of the trust. The Replacement Securities must be purchased within thirty days after the deposit of the Failed Security. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than thirty days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. The trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any purchase made pursuant to, or any failure to make any purchase of Replacement Securities. The sponsor will not be liable for any failure to instruct the trustee to purchase any Replacement Securities, nor shall the trustee or sponsor be liable for errors of judgment in connection with Failed Securities or Replacement Securities.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the related trust and the trustee will distribute the cash attributable to such Failed Securities not more than thirty days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of a trust. In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

Risk Factors

An investment in units of a trust, and/or shares of other registered investment companies (“funds”) held by a trust, if any, may be subject to some or all of the risks described below. In addition, you should carefully review the objective, strategy and risk of the trust as described in the prospectus and consider your ability to assume the risks involved before making an investment in a trust.

Market Risk. You should understand the risks of investing in securities before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the securities (and therefore units) will fall. Securities are especially susceptible to general stock market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units of a trust will fluctuate with the value of the securities in the trust and may be more or less than the price you originally paid for your units. As with any investment, no one can guarantee that the performance of a trust will be positive over any period of time. Because each trust is unmanaged, the trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment.

Equity Securities. Investments in securities representing equity ownership of a company are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described in greater detail below.

Fixed Income Securities. Investments in fixed income and similar securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company’s board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company’s assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security. This could cause the value of an investment to fall and may reduce the level of dividends an investment pays which would reduce income.

Interest Rate Risk. Interest rate risk is the risk that the value of fixed income securities and similar securities will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

Investment in Other Investment Companies. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, when a trust acquires shares of investment companies, unitholders bear both their proportionate share of fees and expenses in the trust and, indirectly, the expenses of the underlying investment companies. Investment companies’ expenses are subject to the risk of fluctuation including in response to fluctuation in a fund’s assets. Accordingly, a fund’s actual expenses may vary from what is indicated at the time of investment by a trust. There are certain regulatory limitations on the ability of a trust to hold other investment companies which may impact the trust’s ability to invest in certain funds, the weighting of the fund in a trust’s portfolio and the trust’s ability to issue additional units in the future.

Closed-end Funds. Closed-end investment companies (“closed-end funds”) are actively managed investment companies registered under the Investment Company Act of 1940 that invest in various types of securities. Closed-end funds issue shares of common stock that are generally traded on a securities exchange (although some closed-end fund shares are not listed on a securities exchange). Closed-end funds are subject to various risks, including management’s ability to meet the closed-end fund’s investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding closed-end funds or their underlying investments change. If a trust invests in closed-end funds, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the closed-end funds.

The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain closed-end funds employ the use of leverage in their portfolios through the issuance of preferred stock, debt or other borrowings. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Closed-end funds’ governing documents may contain certain anti-takeover provisions that may have the effect of inhibiting a fund’s possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including a trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund’s net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by a trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund’s board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by a trust are repurchased by a fund, the trust’s position in that fund will be reduced and the cash will be distributed.

A trust may be prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, unitholders should expect that a trust holding shares of the fund will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund’s net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder’s shares of common stock should decrease as a result of the offer. If a fund’s subscription price per share is below that fund’s net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Business Development Companies. Business development companies (“BDCs”) are closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act of 1940. BDCs are required to at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies, or (iii) cash, cash items, government securities, or high quality debt securities maturing one year or less from the time of investment.

BDCs’ ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. Generally, a BDC may not issue any class of senior security representing an indebtedness unless, immediately after such issuance or sale, it will have asset coverage of at least 200%. (Thus, for example, if a BDC has $5 million in assets, it can borrow up to $5 million, which would result in assets of $10 million and debt of $5 million.) These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC’s assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC’s assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC’s common stock, it could also adversely impact a BDC’s ability to make dividend payments. A BDC’s credit rating may change over time which could adversely affect their ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing BDC’s credit facilities and related funding and service agreements may contain various covenants that limit the BDC’s discretion in operating its business along with other limitations. Any defaults may restrict the BDC’s ability to manage assets securing related assets which may adversely impact the BDC’s liquidity and operations.

BDCs compete with other BDCs along with a large number of investment funds, investment banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs to lose prospective investments if they do not match competitors’ pricing, terms and structure. As a result of this competition, there is no assurance that a BDC will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.

BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets.

BDCs may enter into hedging transaction and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel, and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser’s liability may be limited under their investment advisory agreement which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC’s investments.

BDCs may issue options, warrants, and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company’s board of directors and authorization by the company’s shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions. BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses, and fees payable to third parties relating to or associated with making investments. These expenses may fluctuate significantly over time.

If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

Exchange Traded Funds. Exchange-traded funds (“ETFs”) are typically investment companies registered under the Investment Company Act of 1940 that have obtained exemptive relief from the Securities and Exchange Commission allowing fund shares to trade on a securities exchange. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of ETFs may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management’s ability to meet the ETF’s investment objective, and to manage the ETF portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding ETFs or their underlying investments change. A trust and any underlying ETFs have operating expenses. If a trust invests in ETFs, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the funds.

Most ETFs replicate the composition or returns of a securities index. These ETFs face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called “representative sampling,” which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

Some ETFs are open-end funds. Open-end funds of this type can be actively-managed or passively-managed investment companies that are registered under the Investment Company Act of 1940. These open-end funds have received orders from the Securities and Exchange Commission exempting them from various provisions of the Investment Company Act of 1940. Regular open-end funds generally issue redeemable securities that are issued and redeemed at a price based on the fund’s current net asset value and are not traded on a securities exchange. Exchange-traded open-end funds, however, issue shares of common stock that are traded on a securities exchange based on negotiated prices rather than the fund’s current net asset value. These funds only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the fund’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying open-end fund ETFs on securities exchanges rather than engaging in transactions in creation units. Shares of exchange-traded open-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of open-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Some ETFs are unit investment trusts (“UITs”). UITs of this type are passively-managed investment companies that are registered under the Investment Company Act of 1940. ETFs that are UITs differ significantly from your trust in certain respects, even though the UITs that may be held in the trust’s portfolio and the trust itself are registered unit investment trusts. UITs that are ETFs have received orders from the Securities and Exchange Commission exempting them from various provisions of the Investment Company Act of 1940. Regular UITs, such as your trust, generally issue redeemable securities that are issued and redeemed at a price based on the

UIT’s current net asset value and are not traded on a securities exchange. ETFs that are UITs, however, issue units that are traded on a securities exchange based on negotiated prices rather than the UIT’s current net asset value. These UITs only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the UIT’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying ETFs on securities exchanges rather than engaging in transactions in creation units. Units of exchange-traded UITs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of UIT units may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Inverse ETFs. Certain ETFs may be “inverse” ETFs. An inverse ETF, sometimes referred to as a “bear ETF” or “short ETF,” is a special type of index ETF that is designed to provide investment results that move in the opposite direction of the daily price movement of the index to which it is benchmarked. Put another way, an inverse ETF is designed to go up in value when its benchmark index goes down in value, and go down in value when its benchmark index goes up in value. Inverse ETFs can be used to establish a hedge position within an investment portfolio to attempt to protect its value during market declines. Though inverse ETFs may reduce downside risk and volatility in a down market, they are not suitable for all investors. The value of an inverse investment may tend to increase on a daily basis by the amount of any decrease in the index, but the converse is also true that the value of the investment will also tend to decrease on a daily basis by the amount of any increase in the index.

Investing in inverse ETFs involves certain risks, which may include increased volatility due to the ETFs’ possible use of short sales of securities and derivatives such as options and futures. Inverse ETFs are subject to active trading risks that may increase volatility and impact the ETFs’ ability to achieve their investment objectives. The use of leverage by an ETF increases the risk to the ETF. The more an ETF invests in leveraged instruments, the more the leverage will magnify any gains or losses on those investments. Most inverse ETFs “reset” daily, meaning that they are designed to achieve their stated objectives on a daily basis only and not over any longer time period. Due to the effect of compounding, the performance of these ETFs over longer periods of time can differ significantly from the inverse of the performance of the ETF’s underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets. Inverse ETFs typically are not suitable for retail investors who plan to hold them for more than one trading session, particularly in volatile markets.

Leveraged ETFs. Certain ETFs may be “leveraged” ETFs. These ETFs seek to match a multiple or multiples of the performance, or the inverse of the performance, of a benchmark index on a given day and not for greater periods of time. This means that the return of a leveraged ETF for a period longer than a single day will be the result of each day’s returns compounded over the period and not the point-to-point return of the index over the entire time period. As a result, the use of leverage will very likely cause the performance of such an ETF to be either greater than, or less than, the index performance times the stated multiple in an ETF’s investment objective. Investors should recognize that the degree of volatility of the underlying index can have a dramatic effect on an ETF’s longer-term performance. The greater the volatility, given a particular index return, the greater the downside deviation will be of the ETF’s longer-term performance from a simple multiple of its index’s longer-term return. Leveraged ETFs use investment techniques that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indexes, forward contracts, swap agreements and similar instruments. Leveraged ETFs are typically unsuitable for investors who plan to hold them for longer than one trading session, particularly in volatile markets.

Non-Diversification Risk. Certain funds held by a trust may be classified as “non-diversified.” Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

Foreign Issuers. An investment in securities of non-U.S. issuers involves certain investment risks that are different in some respects from an investment in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of foreign securities), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a trust or a fund held by a trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of foreign securities and on the ability to liquidate securities. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign securities and correspondingly could affect the price of trust units.

Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security, and restrictions applicable to a trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities will generally be effected only in foreign securities markets. Investors should realize that the securities might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of securities will be adversely affected if trading markets for the securities are limited or absent.

Emerging Markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors’ activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities. In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a trust or a fund held by a trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Depositary Receipts. Certain of the securities in a trust may be in depositary receipt form, including American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). Depositary receipts represent stock deposited with a custodian in a depositary. Depositary receipts are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted.

Depositary receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the depositary receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues depositary receipts generally charges a fee, based on the price of the depositary receipts, upon issuance and cancellation of the depositary receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the depositary receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the depositary receipts market may also exist with respect to certain depositary receipts. In varying degrees, any or all of these factors may affect the value of the depositary receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of depositary receipts may be different than those of holders of the underlying shares, and the market for depositary receipts may be less liquid than that for the underlying shares. Depositary receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the securities that are depositary receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the depositary receipts and consequently the value of the securities. The foreign issuers of securities that are depositary receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in depositary receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Currency Risk. A trust that invests in securities of non-U.S. issuers will be subject to currency risk, which is the risk that an increase in the U.S. dollar relative to the non-U.S. currency will reduce returns or portfolio value. Generally, when the U.S. dollar rises in value relative to a non-U.S. currency, a trust’s investment in securities denominated in that currency will lose value because its currency is worth fewer U.S. dollars. On the other hand, when the value of the U.S. dollar falls relative to a non-U.S. currency, a trust’s investments denominated in that currency will tend to increase in value because that currency is worth more U.S. dollars. The exchange rates between the U.S. dollar and non-U.S. currencies depend upon such factors as supply and demand in the currency exchange markets, international balance of payments, governmental intervention, speculation and other economic and political conditions. A trust may incur conversion costs when it converts its holdings to another currency. Non-U.S. exchange dealers may realize a profit on the difference between the price at which a trust buys and sells currencies. A trust may engage in non-U.S. currency exchange transactions in connection with its portfolio investments. A trust may also be subject to currency risk through investments in ADRs, GDRs and other non-U.S. securities denominated in U.S. dollars.

Foreign Government Securities Risk. The ability of a government issuer, especially in an emerging market country, to make timely and complete payments on its debt obligations will be strongly influenced by the government issuer’s balance of payments, including export performance, its access to international credits and investments, fluctuations of interest rates and the extent of its foreign reserves. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. If a government issuer cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks, and multinational organizations. There are no bankruptcy proceedings similar to those in the United States by which defaulted government debt may be collected. Additional factors that may influence a government issuer’s ability or willingness to service debt include, but are not limited to, a country’s cash flow situation, the ability of sufficient foreign exchange on the date a payment is due (where applicable), the relative size of its debt burden to the economy as a whole, and the issuer’s policy towards the International Monetary Fund, the International Bank

for Reconstruction and Development and other international agencies to which a government debtor may be subject.

Supranational Entities’ Securities. Certain securities are obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the World Bank). The government members, or “stockholders,” usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and an investor in such securities may lose money on such investments.

Small-Cap and Mid-Cap Companies. Smaller company stocks customarily involve more investment risk than larger company stocks. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small or mid-size company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Real Estate Investment Trusts. Many factors can have an adverse impact on the performance of a particular real estate investment trust or other real estate-related investments (a “REIT”), including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

REITs are subject to risks associated with the direct ownership of real estate which include, among other factors: general U.S. and global as well as local economic conditions; decline in real estate values; the financial health of tenants; overbuilding and increased competition for tenants; oversupply of properties for sale; changing demographics; changes in interest rates, tax rates and other operating expenses; changes in government regulations; changes in zoning laws; the ability of the owner to provide adequate management, maintenance and insurance; faulty construction and the ongoing need for capital improvements; the cost of complying with the Americans with Disabilities Act; regulatory and judicial requirements, including relating to liability for environmental hazards; natural or man-made disasters; changes in the perception of prospective tenants of the safety, convenience and attractiveness of the properties changes in neighborhood values and buyer demand; and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if a trust or a fund held by a trust acquires REIT securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities and therefore the value of the units. REITs are also subject to defaults by borrowers and the market’s perception of the REIT industry generally.

Because of their structure, and the legal requirement that they distribute a certain percentage of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

The value of REITs and other real-estate related investments may also be affected by downturns in the housing and mortgage lending markets. In the past, government authorities have engaged in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets and the broader economy. No one can predict the action that might be taken or the effect any action or inaction will have and it is possible that any actions taken by government authorities will not address or help improve the state of such difficulties as intended. Downturns in the housing market and corresponding government action may have far reaching consequences into many geographic regions and, consequently, the value of securities may decline in response to such developments.

Master Limited Partnerships. Master limited partnerships (“MLPs”) are limited partnerships or limited liability companies that are generally taxed as partnerships whose interests are traded on securities exchanges. MLP ownership generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Most MLPs generally operate in the energy, natural resources or real estate sectors and are subject to the risks generally applicable to companies in those sectors. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond’s rating.

Prepayment Risk. When interest rates fall, among other factors, the issuer of a fixed income security may prepay its obligations earlier than expected. Such amounts will result in early distributions to an investor who may be unable to reinvest such amounts at the yields originally invested which could adversely impact the value of your investment. Certain bonds include call provisions which expose such an investor to call risk. Call risk is the risk that the issuer prepays or “calls” a bond before its stated maturity. An issuer might call a bond if interest rates, in general, fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, the holder of such bond will receive principal but will not receive any future interest distributions on the bond. Such investor might not be able to reinvest this principal at as high a yield. A bond’s call price could be less than the price paid for the bond and could be below the bond’s par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events.

Extension Risk. When interest rates rise, among other factors, issuers of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

“When Issued” and “Delayed Delivery” Bonds. Certain debt obligations may have been purchased on a “when, as and if issued” or “delayed delivery” basis. The delivery of any such bonds may be delayed or may not occur. Interest on these bonds begins accruing to the benefit of investors on their respective dates of delivery. Investors will be “at risk” with respect to all “when, as and if issued” and “delayed delivery” bonds (i.e., may derive either gain or loss from fluctuations in the values of such bonds) from the date they purchase their investment.

Premium Securities. Certain securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

Market Discount. Certain fixed income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount securities at the time of purchase are lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced.

Original Issue Discount Bonds. Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond’s par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as taxable interest income for U.S. federal income tax purposes.

Zero Coupon Bonds. Certain bonds may be “zero coupon” bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder’s ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Restricted Securities. Certain securities may only be resold pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”). Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, an owner may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time an owner may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, an owner might obtain a less favorable price than that which prevailed when it decided to sell.

Preferred Stock Risks. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to Congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of a trust to values higher or lower than those prevailing on the trust’s initial date of deposit.

Trust Preferred Securities Risks. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

High-Yield Securities. “High-yield” or “junk” securities, the generic names for securities rated below BBB by Standard & Poor’s or below Baa by Moody’s (or similar ratings of other rating agencies), are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. These obligations that are considered below “investment grade” and should be considered speculative as such ratings indicate a quality of less than investment grade. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in “investment grade” securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of a trust may be adversely affected if trading markets for the securities are limited or absent.

An investment in “high-yield, high-risk” debt obligations or “junk” obligations may include increased credit risks and the risk that the value of the units will decline, and may decline precipitously, with increases in interest rates. During certain periods there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain high-yield securities may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer’s interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer’s interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer’s credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher- rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debt-holders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy.

Should the issuer of any security default in the payment of principal or interest, the holders of such security may incur additional expenses seeking payment on the defaulted security. Because the amounts (if any) recovered in payment under the defaulted security may not be reflected in the value of a fund held by a trust or units of a trust until actually received, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Municipal Bonds. Certain municipals bonds are “general obligation bonds” and are general obligations of a governmental entity that are backed by the taxing power of such entity. Other municipals bonds are “revenue bonds” payable from the income of a specific project or authority and are not supported by the issuer’s power to levy taxes. General obligation bonds are secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds, both within a particular classification and between classifications, depending on numerous factors.

Certain municipal bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer’s boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under provisions of the Internal Revenue Code, which include certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds.

Certain municipal bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility’s gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

Certain municipal bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain bonds to make payments of principal and/or interest on such bonds.

Certain municipal bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of “no-growth” zoning ordinances.

Certain municipal bonds may be industrial revenue bonds (“IRBs”). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator’s creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

Certain municipal bonds may be obligations that are secured by lease payments of a governmental entity (“lease obligations”). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality’s taxing power is pledged, a lease obligation is ordinarily backed by the municipality’s covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain “non-appropriation” clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity’s failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although “non-appropriation” lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

Certain municipal bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of “college” age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport’s gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project;

contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. No one can predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

Certain municipal bonds may have been acquired at a market discount from par value at maturity. A “tax-exempt” municipal bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates.

Certain municipal bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Convertible Securities. Convertible securities are generally debt obligations or preferred stock of a company that are convertible into another security of the company, typically common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security’s conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities generally fall below other debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

Senior Loans. Senior loans may be issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans generally are of below investment grade credit quality and may be unrated at the time of investment. They generally are not registered with the Securities and Exchange Commission or any state securities commission and generally are not listed on any securities exchange.

An investment in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on an investment in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans does exist. Senior loans are thus relatively illiquid. If a fund held by a trust invests in senior loans, liquidity of a senior loan refers to the ability of the fund to sell the investment in a timely manner at a price approximately equal to its value on the fund’s books. The illiquidity of senior loans may impair a fund’s ability to realized the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in a trust’s net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. The price for the senior loan may be adversely affected if sold at a time when a financial institution is engaging in such a sale.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a fund held by a trust, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Floating Rate Instruments. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing an investor to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

Asset-Backed Securities. Asset-backed securities (“ABS”) are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans, and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

Mortgage-Backed Securities. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities’ effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline.

Sovereign Debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

U.S. Government Obligations Risk. Obligations of U.S. government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. government to purchase an agency’s obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. government would provide financial support to any of these entities if it is not obligated to do so by law.

Money Market Securities. Certain funds held by a trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund’s opportunity to achieve its investment objective.

Derivatives Risk. Certain funds held by a trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions, however, hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund. Recent legislation has called for significant increases to the regulation of the derivatives market. Regulatory changes and rulemaking is ongoing and the full impact may not be known for some time. This increased regulation may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to, the imposition of clearing and reporting requirements on transactions that fall within the definition of “swap” and “security-based swap,” increased recordkeeping and reporting requirements, changing definitional and registration requirements, and changes to the way that funds’ use of derivatives is regulated. No one can predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund’s ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to, which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements.

Options. A trust may hold a fund or funds that write (sell) or purchase options as part of its investment strategy. In addition to general risks associated with derivatives described above, options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreases or remains the same (in the case of a call option) or increases or remains the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

There can be no assurance that a liquid market for the options will exist when a fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen of an exchange or The Options Clearing Corporation (“OCC”) may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms. A fund’s ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. If a fund were unable to close out a covered call option that it had written (sold) on a security, it would not be able to sell the underlying security unless the option expired without exercise.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. In certain circumstances, a reduction in the exercise price of an option could reduce a fund’s capital appreciation potential on the underlying security.

To the extent that a fund purchases options pursuant to a hedging strategy, the fund will be subject to the following additional risks. If a put or call option purchased by a fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, a fund might be unable to exercise an option it had purchased. If a fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

The writing (selling) and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the ability of a fund’s adviser to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

If a fund employs a covered call strategy, a fund will generally write (sell) call options on a significant portion of the fund’s managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option’s expiration date. The ability to successfully implement the fund’s investment strategy depends on the fund adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment, or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund will be affected by changes in the value and dividend rates of the underlying equity securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options’ expirations. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

An option is generally considered “covered” if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as a trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund’s portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund’s portfolio can vary widely over time.

Swaps. Certain funds held by a trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

Forward Foreign Currency Exchange Contracts. Certain funds held by a trust may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow a fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

Indexed and Inverse Securities. Certain funds held by a trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above, indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund’s investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund’s management does not anticipate.

Futures. Certain funds held by a trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are (a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option; (b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance of its obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Repurchase Agreement Risk. A repurchase agreement is a form of short-term borrowing where a dealer sells securities to investors (usually on an overnight basis) and buys them back the following day. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund held by a trust may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

Short Sales Risk. Certain funds held by a trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund’s gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

Commodities. Certain funds held by a trust may have exposure to the commodities market. This exposure could expose such funds and to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

Concentration Risk. Concentration risk is the risk that the value of a trust may be more susceptible to fluctuations based on factors that impact a particular sector because the trust provides exposure to investments concentrated within a particular sector or sectors.

Consumer Discretionary and Consumer Staples Sectors. The profitability of companies that manufacture or sell consumer products or provide consumer services will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry’s ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Many retailers are involved in entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Energy Sector. Energy companies may include but are not limited to companies involved in: production, generation, transmission, marketing, control, or measurement of energy; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the securities issued by energy companies may be subject to rapid price volatility.

Any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the petroleum products sector. While legislation has been enacted to deregulate certain aspects of the oil sector, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum sector securities.

Financials Sector. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

Government authorities in the U.S. and other countries may engage in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets, mortgage backed securities, the financial services industry and the broader economy. These government actions may include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. No one can predict any action that might be taken or the effect any action or inaction will have. It is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. No one can predict the impact that the difficulties will have on the economy, generally or financial services companies. The difficulties and corresponding government action or inaction may have far reaching consequences and your investment may be adversely affected by such developments.

Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation (“FDIC”), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to, and regulatory supervision of, banks and their holding companies have increased significantly and have undergone substantial change in the past, including, but not limited to the Financial Institutions Reform, Recovery and Enforcement Act, enacted in August 1989; the Federal Deposit Insurance Corporation Improvement Act of 1991; the Gramm-Leach-Bliley Act; and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated under these laws.

Companies engaged in investment management and brokerage activities are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, the financial health of customers, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition from new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and brokerage activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies’ policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition; the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow; the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices; the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings; the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions; the adverse impact that increases in interest rates could have on the value of an insurance company’s investment portfolio and on the attractiveness of certain of its products; and the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners (“NAIC”) and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Health Care Sector. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product’s transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of prepaid healthcare plans.

Industrials Sector. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel.

Information Technology Sector. Information technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking and communications equipment, internet access and information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the internet, may be characterized by rapidly changing technology, product obsolescence, cyclical markets, evolving industry standards and frequent new product introductions. The success of companies in this sector depends, in substantial part, on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting a company’s products or in the market for products based on a particular technology could have a material adverse effect on an issuer’s operating results. Furthermore, there can be no assurance that any particular company will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. Such market volatility may adversely affect the market price of shares of these companies. Some key components of certain products of technology issuers are currently available only from single sources.

There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer’s operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on companies in this sector.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken to protect proprietary rights will be adequate to prevent misappropriation of technology or that competitors will not independently develop technologies that are substantially equivalent or superior to an issuer’s technology. In addition, due to the increasing public use of the internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the issuers of securities in the information technology sector.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low-end segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Materials Sector. Companies in the basic materials sector are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement, and gypsum. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations, and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

Telecommunication Services Sector. General risks of telecommunication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Such companies can also be negatively impacted by any failure to obtain, or delays in obtaining, financial or regulatory approval for new products or services. Companies in this sector are subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communications stocks can experience extreme volatility.

Companies in the telecommunications sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition, particularly in formulating new products and services using new technology. Technological innovations may also make the existing products and services of telecommunications companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

Utilities Sector. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or manmade disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

California. The information provided below is only a brief summary of the complex factors affecting the financial situation in California and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on California’s 2013-14 fiscal year running from July 1, 2013 to June 30, 2014. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in California or contained in official statements for various California municipal obligations.

Economic Outlook. The U.S. economy completed its fifth year of recovery as California ended its fiscal year on June 30, 2014. National economic growth was somewhat erratic, with a difficult winter quarter followed by a solid spring rebound. The U.S. real gross domestic product had a moderate 2.5% increase over the 12 months spanning the state’s 2013-14 fiscal year. California’s personal income growth outperformed the nation in the 2013-14 fiscal year. The state’s total personal income increased 3.5% during the 2013-14 fiscal year versus the 2.6% increase the nation experienced. Auto registrations increased by 6.6% in California for a total of 1.7 million registered vehicles for the 2013-14 fiscal year. The state’s real estate market showed signs of stabilizing at the end of the 2013-14 fiscal year compared to the market a year earlier. As of June 2014, home prices were significantly higher, 6.6% over the prior year, but sales were down by about 5%. Homebuilding in California picked up substantially, as permits issued during the fiscal year increased approximately 12%, to more than 82,000 units. Similarly, nonresidential building rebounded during the 2013-14 fiscal year and the value of nonresidential permits increased 44% to $23 billion. Retail stores, hotels, amusement parks, offices, and renovations contributed to the large increase.

In June 2014, nonfarm employment surpassed its pre-recession high. With a 12-month gain of 347,500 jobs, employment was 2.3% higher than in June 2013. Job growth was widespread, with notable increases in construction, trade, leisure and hospitality, health care, and business and public services. Financial services, nondurable goods manufacturing, and the federal government were the only areas that experienced job losses. The improvement in the labor market was demonstrated by the drop in the state’s unemployment rate from 9.0% in June 2013 to 7.4% in June 2014. California ended the 2013-14 fiscal year with economic gains.

Net Assets. The primary government’s net position as of the end of the 2013-14 fiscal year, was $7.3 billion. The total net position was reduced by $96.1 billion for net investment in capital assets and by $29.8 billion for restricted net position, yielding a negative unrestricted net position of $118.6 billion. Restricted net position is dedicated for specified uses and is not available to fund current activities. More than half of the negative $118.6 billion consisted of $66.7 billion in outstanding bonded debt issued to build capital assets for school districts and other local governmental entities. The bonded debt reduced the unrestricted net position; however, local governments, not the state, own the capital assets that would offset this reduction.

There has been a change in the state’s net assets. The primary government’s combined net position (governmental and business-type activities) increased by more than 409%, from a negative $2.4 billion, as restated at the end of the 2012-13 fiscal year, to a positive $7.3 billion a year later.

California General Fund. The state’s main operating fund (the “California General Fund”) ended the 2013-14 fiscal year with assets of $19.4 billion; liabilities and deferred inflows of resources of $26.9 billion; and non-spendable, restricted, and committed fund balances of $129 million, $394 million, and $125 million, respectively, leaving the California General Fund with a negative unassigned fund balance of $8.1 billion. Total assets of the California General Fund increased by $3.8 billion (24.1%) over the 2012-13 fiscal year, while the total liabilities and deferred inflows of resources of the California General Fund decreased by $3.0 billion (10.2%). Total net fund deficit balance decreased by $7.6 billion (50.6%).

As of the end of the 2013-14 fiscal year, the California General Fund had an excess of revenues over expenditures of $8.9 billion ($104.2 billion in revenues and $95.3 billion in expenditures). Approximately 95.1% of California General Fund revenue ($99.1 billion) was derived from the state’s largest three taxes-personal income taxes ($67.6 billion), sales and use taxes ($22.3 billion), and corporation taxes ($9.2 billion). As a result of fund classifications made to comply with governmental accounting standards, a total of $244 million in revenue, essentially all from unemployment programs, was included in the California General Fund. These revenues were not considered California General Fund revenues for any budgetary purposes or for the state’s “Budgetary/Legal Basis Annual Report.” During the 2013-14 fiscal year, total California General Fund revenue increased by $4.8 billion (4.8%). The increase was a result of increases in corporation taxes of $2.0 billion (27.3%), sales and use taxes of $1.9 billion (9.1%), and personal income taxes of $1.4 billion (2.1%).

California General Fund expenditures increased by $5.2 billion (5.8%) during the 2013-14 fiscal year. The largest increases were in education and health and human services expenditures, which were up $3.9 billion and $961 million, respectively. The California General Fund’s deficit for the 2013-14 fiscal year, was $7.4 billion, a decrease of $7.6 billion from the prior year’s restated ending fund deficit of $15.1 billion.

Budget Outlook. California enacted Budget Act of 2014 (the “California Budget Act”) for the 2014-15 fiscal year on June 20, 2014. The California Budget Act appropriated $156.3 billion: $108.0 billion from the California General Fund, $44.3 billion from special funds and $4.0 billion from bond funds. The California General Fund’s budgeted expenditures increased $7.3 billion (7.2%) over 2014’s California General Fund budget and included a $1.6 billion supplemental payment to pay off the remaining balance of the state’s prior deficit financing bonds, known as economic recovery bonds. The California Budget Act projected California General Fund’s available resources to be $105.5 billion, after a projected $1.6 billion transfer to the “Budget Stabilization Account.” California General Fund revenue comes predominantly from taxes, personal income taxes were projected to provide 65.6% of total revenue for 2014-15 fiscal year. California’s major taxes (personal income, sales and use, and corporation taxes) were projected to supply approximately 96.2% of the California General Fund’s resources in the 2014-15 fiscal year.

The 2014-15 fiscal year budget continued California Governor Jerry Brown’s multi-year financial plan for the State of California, and for the third consecutive year, it projected a surplus in the California General Fund. The governor’s budget projected the 2014-15 fiscal year to end with $2.1 billion in total reserves—$1.6 billion in the Budget Stabilization Account and $449 million reserved for economic uncertainties. The 2014-15 budget made targeted augmentations in a few key areas while paying down several billion dollars of existing liabilities, including the economic recovery bonds mentioned above.

Budget-related legislation was enacted to erase the California State Teachers’ Retirement System (“CalSTRS”) $74 billion unfunded liability in 32 years by increasing contributions from the state, school and community college districts, and teachers. The state is responsible for approximately $20 billion of the unfunded liability. The 2014-15 budget provided for $1.5 billion in state contributions to CalSTRS, of which $59 million was directed to be used toward reducing the state’s share of the unfunded liability.

Governor Brown released his proposed 2015-16 fiscal year budget on January 9, 2015; he sees maintaining a balanced budget as an ongoing challenge for the long term, requiring both fiscal restraint and prudence. The budget assumed the continued moderate expansion of the economy and continued with the Governor Brown’s multi-year plan to build reserves and pay down outstanding debt. Proposition 2, the Rainy Day Budget Stabilization Fund Act (“Proposition 2”) was approved by voters in November 2014 and affects the budget for the first time in fiscal year 2015-16. Proposition 2 gives the state an opportunity to avoid budget shortfalls that are driven by ongoing spending commitments based on temporary spikes in revenues from capital gains. Under Proposition 2, spikes in capital gains will be used to save money for the next recession and to pay down the state’s debts and unfunded liabilities. The budget proposes total reserves of $3.4 billion by the end of the 2015-16 fiscal year—$2.8 billion in the Budget Stabilization Account required under Proposition 2 and $534 million in the California General Fund’s reserve for economic uncertainties. In addition to the required reserve, Proposition 2 requires an equivalent amount be used to pay down existing debts. During the 2015-16 fiscal year, Governor Brown proposed to pay down the California General Fund’s loans from special funds and obligations under California’s Classroom Instructional Improvement and Accountability Act by a total of $1.2 billion. The 2015-16 governor’s budget projected California General Fund revenues and transfers to be $113.4 billion and expenditures to be $113.3 billion, with an estimated $1.5 billion year-end balance, which included the $534 million reserve. In the proposed budget, the California General Fund began fiscal year 2014-15 with a surplus balance of $5.1 billion; it is projected to begin fiscal year 2015-16 with a surplus of approximately $1.4 billion. The 2015-16 governor’s budget estimated California General Fund revenues and transfers to be 4.9% more than the revised 2014-15 estimate of $108.0 billion, while the fiscal year 2014-15 expenditures were estimated to be 1.4% greater than the revised 2014-15 estimate of $111.7 billion.

Capital Assets. The state’s investment in capital assets for its governmental and business-type activities as of the end of the 2013-14 fiscal year, amounted to $125.1 billion (net of accumulated depreciation/amortization). The state’s capital assets include land, state highway infrastructure, collections, buildings and other depreciable property, intangible assets, and construction in progress. The buildings and other depreciable property account includes buildings, improvements other than buildings, equipment, certain infrastructure assets, certain books, and other capitalized and depreciable property. Intangible assets include computer software, land use rights, patents, copyrights, and trademarks. Infrastructure assets are items that normally are immovable, such as roads and bridges, and can be preserved for a greater number of years than can most capital assets.

As of the end of 2013-14 fiscal year, the state’s capital assets increased $6.5 billion over the prior fiscal year. The majority of this increase occurred in buildings and other depreciable property, and construction in progress. Included in the capital assets increase is a $2.2 billion beginning balance restatement, primarily for understated state highway infrastructure construction in progress.

Debt Administration. The state’s largest long-term obligations are its bonded debt. As of the end of 2013-14 fiscal year, the primary government had total bonded debt outstanding of $115.9 billion. Of this amount, $84.0 billion (72.5%) represents general obligation bonds, which are backed by the full faith and credit of the state. Included in the $84.0 billion of general obligation bonds is $4.6 billion of economic recovery bonds that are secured by a pledge of revenues derived from dedicated sales and use taxes. As of the end of 2013-14 fiscal year, the portion of general obligation bonds outstanding was $4.0 billion and the long-term portion was $80.0 billion. The remaining $31.9 billion (27.5%) of bonded debt outstanding represented revenue bonds, which are secured solely by specified revenue sources. As of the end of 2013-14 fiscal year, the portion of revenue bonds outstanding was $1.6 billion and the long-term portion was $30.3 billion. During the 2013-14 fiscal year, the state issued $5.9 billion in new general obligation bonds for transportation projects, housing and emergency shelters, stem cell research, children’s hospitals, various water and flood control projects, and to refund previously outstanding general obligation bonds and commercial paper.

Budgetary Control. The California state legislature prepares an annual budget that contains estimates of revenues and expenditures for the ensuing fiscal year. This budget is the result of negotiations between the governor and the California legislature. Throughout the fiscal year, adjustments in the form of budget revisions, executive orders, and financial legislation agreed to by the governor and the California legislature are made to the budget. The California State Controller’s Office (“State Controller’s Office”) is statutorily responsible for control over revenues due the primary government and for expenditures of each appropriation contained in the budget. Budgeted appropriations are the expenditure authorizations that allow state agencies to purchase or create liabilities for goods and services.

The state’s accounting system provides the State Controller’s Office with a centrally-controlled record system to fully account for each budgeted appropriation, including its unexpended balance, and for all cash receipts and disbursements. The accounting system is decentralized, meaning the detail of each control account is maintained by each state agency. During the fiscal year, the control accounts and the agency accounts are maintained and reconciled on a cash basis. At the end of the fiscal year, each agency prepares annual accrual reports for receivables and payables. The State Controller’s Office combines its control account balances with the agency accrual reports to prepare California’s Budgetary/Legal Basis Annual Report. State laws and regulations that, in some cases, do not fully agree with Generally Accepted Accounting Principals, govern the methods of accounting for expenditures and revenues in these reports.

Cash Management. In September 2014, the state issued $2.8 billion of revenue anticipation notes to fund, in part, the state’s cash management needs of the 2014-15 fiscal year by supporting the cash flow needs of the California General Fund.

Risk Management. The primary government has elected, with a few exceptions, to be self-insured against loss or liability. The primary government generally does not maintain reserves. Losses are covered by appropriations from each fund responsible for payment in the year in which the payment occurs. The state has been permissively self-insured and barring any extraordinary catastrophic event, the potential amount of loss faced by the state is not considered material in relation to the primary government’s financial position. Generally, the exceptions are when a bond resolution or a contract requires the primary government to purchase commercial insurance for coverage against property loss or liability. There have been no significant reductions in insurance coverage in 2014 from the prior year. In addition, no insurance settlement from 2011 to 2014 has exceeded insurance coverage. All claim payments are on a “pay-as-you-go” basis, with workers’ compensation benefits for self-insured agencies initially being paid by California’s “State Compensation Insurance Fund.”

The discounted liability for unpaid self-insurance claims of the primary government was estimated to be $3.7 billion as of the end of the 2013-14 fiscal year. This estimate was based primarily on actuarial reviews of the state’s workers’ compensation program and included indemnity payments to claimants, as well as all other costs of providing workers’ compensation benefits, such as medical care and rehabilitation. The estimate also included the liability for unpaid services fees, industrial disability leave benefits, and incurred-but-not-reported amounts. The estimated total liability of approximately $5.2 billion was discounted to $3.7 billion using a 3.5% interest rate. Of the total, $410 million was reported as a current liability, of which $273 million was included in the California General Fund, $134 million in the special revenue funds, and $3 million in the internal service funds. The remaining $3.3 billion was reported as other noncurrent liabilities in the government-wide statement of net position.

The University of California, a discretely presented component unit, is self-insured or insured through a wholly-owned captive insurance company for medical malpractice, workers’ compensation, employee health care, and general liability claims. These risks are subject to various claim and aggregate limits, with excess liability coverage provided by an independent insurer. Liabilities are recorded when it is probable that a loss has occurred and the amount of the loss can be reasonably estimated. These losses include an estimate for claims that have been incurred but not reported. The estimated liabilities are based on an independent actuarial determination of the anticipated future payments, discounted at rates ranging from 2% to 5%.

Ratings. As of March 31, 2015, all outstanding general obligation bonds of the state of California were rated “A+” by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and “Aa3” by Moody’s Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the state of California, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of California bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

New Jersey. The information provided below is only a brief summary of the complex factors affecting the financial situation in New Jersey and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New Jersey’s 2013-14 fiscal year running from July 1, 2013 to June 30, 2014. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New Jersey or contained in official statements for various New Jersey municipal obligations.

Economic Outlook. In December 2014, the New Jersey unemployment rate fell to 6.2%, down a full percentage point from the year before and marking five straight years of annual private sector employment growth. The state’s unemployment rate had peaked in December 2009 when it stood at 9.7%.

Three New Jersey sectors improved at the end of 2014: real estate, autos, and energy. There was annual growth in sales of multi-family homes and commercial property. The U.S. Census reports that building permits in New Jersey grew by 15.9% in 2014. In the whole of 2014, new car sales grew by 4.5%, but the year finished with year-over-year December sales growing by 21.7%. Energy prices had fallen and motor fuel prices fell rapidly in the last quarter of 2014. Reduced expenses in this sector may lead to increased consumption in others.

Revenues and Expenditures. During the 2013-14 fiscal year, state revenues, including transfers, totaled $57.5 billion or an increase of $0.7 billion when compared to the prior fiscal year. This increase in total revenues was primarily attributable to an overall increase in general taxes, primarily the state’s gross income tax and sales and use tax resulting from a strengthening of the economy. General taxes totaled $28.8 billion and accounted for 50.2% of total state revenues for the 2013-14 fiscal year. The state’s gross income tax totaled $12.3 billion, the sales and use tax totaled $8.8 billion, and the corporation business tax totaled $2.1 billion. The state’s three major taxes comprised 80.6% of the total general taxes that were collected during the 2013-14 fiscal year. The state’s economy showed a slight improvement, as indicated by the $0.5 billion increase in general taxes when compared to the 2013-14 fiscal year.

Fiscal year 2013-14 expenses totaled $61.0 billion, for a decrease of $118.4 million in comparison to the prior fiscal year. State spending decreased by $1.6 billion in unemployment compensation and $358.0 million in transportation programs, which were offset by increases of $1.2 billion in physical and mental health and $565.9 million in community development and environmental management.

New Jersey General Fund. The state’s chief operating fund (the “New Jersey General Fund”) is the fund into which all state revenues, not otherwise restricted by statute, are deposited. The New Jersey General Fund’s ending balance totaled $3.2 billion of which $301.4 million represented unassigned fund balance for the 2013-14 fiscal year.

On a budgetary basis, general revenues of $30.0 billion were $5.6 billion lower than the final budget for the 2013-14 fiscal year. The negative variance was primarily the result of unearned federal and other grant revenues of $2.6 billion, declines of $1.5 billion in other revenues, and $1.4 billion in taxes. Federal and other grant revenues are not earned unless there has been a grant award and eligible grant expenses incurred. To the extent that federal and grant appropriations are made in anticipation of grant awards and the incurrence of grant expenditures, grant revenues are budgeted.

Total expenditures were $3.8 billion lower than original appropriations as set forth in the Fiscal Year 2014 Appropriations Act plus supplemental appropriations enacted during the 2013-14 fiscal year. A major cause for under-spending resulted from the overestimate of federal funds. This practice allows the state to receive the maximum federal dollars that become available. During 2013-14 fiscal year, the state’s appropriation of federal funds and other grants exceeded expenditures by $2.0 billion. These excess appropriations are available for use in future years. From a 2013-14 fiscal year program perspective, under-spending transpired in physical and mental health ($1.2 billion); government direction, management, and control ($685.6 million); community development and environmental management ($619.4 million); economic planning, development, and security ($603.7 million); public safety and criminal justice ($370.4 million); educational, cultural, and intellectual development ($139.2 million); special government services ($106.8 million); and transportation programs ($104.2 million).

Net Assets. The primary government’s assets and deferred outflows of resources totaled $39.6 billion as of the end of the 2013-14 fiscal year, an increase of $1.1 billion from the 2012-13 fiscal year. As of the end of the 2013-14 fiscal year, liabilities exceeded assets and deferred outflows of resources by $49.6 billion. The state’s unrestricted net position, which represents net assets that have no statutory commitments and are available for discretionary use, totaled a negative $62.2 billion. The negative balance is primarily a result of underfunding the annual pension costs to the state’s retirement systems and the State’s recognition of other postemployment benefits. Financing activities that have contributed to the state’s negative unrestricted net position amount include liabilities from pension obligation bonds, the funding of a portion of local elementary and high school construction, and the securitization of a major portion of annual tobacco master settlement agreement receipts with no corresponding assets.

Changes in Net Assets. The state’s 2013-14 fiscal year net position decreased by $4.3 billion. Approximately 49.8% of the state’s total revenues came from general taxes, while 28.0% was derived from operating grants. Charges for services amounted to 19.3% of total revenues, while other items such as capital grants, interest earnings, and miscellaneous revenues accounted for the remainder. State expenses covered a range of services. The largest expense, 25.6%, was for educational, cultural, and intellectual development, which includes approximately $194.7 million disbursed by the New Jersey Schools Development Authority (a blended component unit) to help finance school facilities construction. Physical and mental health amounted to 19.3% of total expenses, while government direction, management and control amounted to 18.8%. Other major expenditures focused on economic planning, development, and security, public safety and criminal justice, and unemployment compensation. During the 2013-14 fiscal year, governmental activity expenses exceeded program revenues. This imbalance was mainly funded through $30.7 billion of general revenues (mostly taxes and transfers). The remaining $5.0 billion resulted in a decrease in net position. Offsetting the governmental net position decrease, business-type activities reflected a net position increase of $694.1 million as the “Unemployment Compensation Fund’s” available resources exceeded the need to pay claims.

Debt Administration. The primary method for state financing of capital projects is through the sale of the general obligation bonds of the state. These bonds are backed by the full faith and credit of the state tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments, if any, required to repay the bonds. General obligation debt must be approved by voter referendum and is used primarily to finance various environmental projects, transportation infrastructure, and correctional and institutional construction. As of the end of fiscal year 2013-14, New Jersey’s outstanding long-term obligations for governmental activities totaled $84.9 billion, a $5.2 billion increase over the 2012-13 fiscal year. Of the $5.2 billion increase, $4.8 billion was attributable to increases in the net pension obligation and net other postemployment benefits obligation. Long-term bonded obligations totaled $41.9 billion, while other long-term obligations totaled $43.0 billion. In addition, as of end of the 2013-14 fiscal year the state had $7.1 billion of legislatively authorized bonding capacity that has not yet been issued. The legislatively authorized but unissued debt decreased by $1.2 billion from the prior fiscal year.

Ratings. As of March 31, 2015 all outstanding general obligation bonds of the State of New Jersey were rated “A” by Standard & Poor’s Ratings Services and “A1” by Moody’s Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the State of New Jersey, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

New York. The information provided below is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New York’s 2013-14 fiscal year running from April 1, 2013 to March 31, 2014. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New York or contained in official statements for various New York municipal obligations.

Economic Condition and Outlook. By March 2014, unemployment rates in both the nation (6.7%) and New York (6.9%) had fallen considerably, although the rates remained higher than before the recession.

The securities industry is important to New York’s economy. It provided 12% of all wages paid in New York and generated nearly 16% of its tax revenues in the 2013-14 fiscal year. Although the broker/dealer profits of the member firms of the New York Stock Exchange (the traditional measure of industry profitability) declined by 30% to $16.7 billion in 2013 (partially due to high litigation costs related to the financial crisis), profitability was still good by historical standards. Despite years of profitability, the securities industry in New York City continued to shed jobs as it adapted to new conditions. As of March 2014, the industry was almost 14% smaller than before the financial crisis. The Office of the New York State Comptroller estimated that bonuses (including compensation deferred from prior years) for securities industry employees who work in New York City increased by 15% during the 2013 bonus season.

General Government Results. An operating surplus of $172 million was reported in the state’s general fund (“New York General Fund”) for the 2013-14 fiscal year. As a result, the New York General Fund had an accumulated fund deficit of $567 million. The state completed its 2013-14 fiscal year with a combined governmental funds operating surplus of $1.2 billion as compared to a combined governmental funds operating surplus in the 2012-13 fiscal year of $136 million. The combined operating surplus of $1.2 billion for the 2013-14 fiscal year included an operating surplus in the New York General Fund of $172 million, in its “Federal Special Revenue Fund” of $6 million, in its “General Debt Service Fund” of $377 million and $646 million in other governmental funds.

The state’s financial position as of the end of 2013-14 fiscal year included a fund balance of $7.7 billion comprised of $36.3 billion of assets less liabilities of $25 billion and deferred inflows of resources of $3.6 billion. The governmental funds balance included a $567 million accumulated deficit New York General Fund balance.

Overall Financial Position. In the 2013-14 fiscal year, the state reported a net position of $27 billion, comprised of $70 billion in capital assets net of related debt, and $5.1 billion in restricted net position, offset by an unrestricted net position deficit of $48.1 billion.

Net position reported for governmental activities increased in the 2013-14 fiscal year by $2 billion, increasing to $27.8 billion from $25.8 billion in the 2012-13 fiscal year. Unrestricted net position for governmental activities, the part of net position that can be used to finance day-

to-day operations without constraints established by debt covenants, enabling legislation, or other legal requirements, had a deficit of $44.8 billion at the end of the 2013-14 fiscal year.

The net position deficit in unrestricted governmental activities, which increased by $387 million in the 2013-14 fiscal year , exists primarily because New York has issued debt for purposes not resulting in a capital asset related to New York State governmental activities and the obligation related to other postemployment benefits ($12.6 billion). Such outstanding debt included: securitizing the New York State’s future tobacco settlement receipts ($2.1 billion); eliminating the need for seasonal borrowing by the New York Local Government Assistance Corporation ($2.6 billion); and borrowing for local highway and bridge projects ($4.2 billion), local mass transit projects ($1.7 billion), and a wide variety of grants and other expenditures not resulting in New York State capital assets ($13.3 billion). This deficit in unrestricted net position of governmental activities can be expected to continue for as long as the State of New York continues to have obligations outstanding for purposes other than the acquisition of New York State governmental capital assets.

The net position for business-type activities increased by $407 million (32.6%) to a deficit of $841 million for the 2013-14 fiscal year as compared to a deficit of $1.2 billion in the 2012-13 fiscal year, as restated. The increase in net position for business-type activities was caused primarily by employer contributions and other revenue exceeding unemployment benefit payments for the state’s “Unemployment Insurance Fund” ($894 million), and City University of New York Senior College operating revenues and state support exceeding operating expenses ($61 million). This was partially offset by State University of New York (“SUNY”) expenses exceeding operating revenues and state support ($405 million), and lottery expenses, including education aid transfers, exceeding revenues ($143 million).

New York General Fund Budgetary Highlights. New York General Fund receipts exceeded disbursements by $625 million in the 2013-14 fiscal year . The New York General Fund ended the 2013 fiscal year with a closing cash fund balance of $2.2 billion, which consisted of $1.5 billion in the state’s rainy day reserve funds ($1.1 billion in the state’s “Tax Stabilization Reserve Account” and $350 million in its “Rainy Day Reserve Account”), $87 million in its “Community Projects Account,” $21 million in its “Contingency Reserve Account,” and $646 million in its “Refund Reserve Account.” Total New York General Fund receipts for the year (including transfers from other funds) were approximately $61.9 billion. Total New York General Fund disbursements for the year (including transfers to other funds) were approximately $61.2 billion.

Net operating results for the 2013-14 fiscal year were $526 million more favorable than anticipated in the state’s original financial plan, with net operating results in the original plan projected at $99 million. Both total receipts and total disbursements exceeded original financial plan estimates; however receipts exceeded original financial plan estimates by a greater amount, with total receipts exceeding original financial plan estimates by $611 million and total disbursements exceeding original financial plan estimates by $85 million.

Several factors contributed to higher than projected total receipts. Actual base tax growth for the 2013-14 fiscal year finished at 6.3%, which was higher than the original financial plan estimate of 4.6%. Higher overall tax collections were primarily attributable to higher personal income tax collections driven by stronger than expected growth in estimated payments, higher estate tax collections due to both the volume and average value of transactions, partly offset by lower than anticipated business tax receipts as a result of weakness in 2013 liability payments associated with the insurance and bank taxes. The variance in non-tax receipts primarily represents payments resulting from financial and legal settlements reached between the state and certain financial institutions, including a settlement with the Bank of Tokyo-Mitsubishi UFJ relating to banking law violations, and a settlement with J.P. Morgan for its violation of mortgage lending practices. These increased receipts were partly offset by lower than projected abandoned property collections, and lower licensing and fee revenue. Higher than projected total disbursements were primarily a result of higher transfers to support debt service payments, including the early payment of certain 2014-15 fiscal year obligations. These higher transfers were partially offset by lower disbursements for local assistance and state operations.

Net operating results for 2013-14 fiscal year were $432 million more favorable than anticipated in the final financial plan, with net operating results in the final financial plan projected at $193 million. Total receipts were higher than the final financial plan estimates (by $214 million) while total disbursements were lower than final financial plan estimates (by $218 million). Higher than projected total receipts mainly reflected higher tax collections across all categories. Lower than projected total disbursements mainly reflected lower spending for local assistance and state operations, partly offset by higher transfers to support debt service and capital projects costs.

Capital Assets. As of the end of the 2013-14 fiscal year, the State of New York has $100.4 billion invested in a broad range of capital assets, including equipment, buildings, construction in progress, land preparation, and infrastructure, which primarily includes roads and bridges. This amount represented a net increase (including additions and deductions) of $2.7 billion over the previous year, with prior year amounts for business-type activities being restated to reflect the implementation of accounting standards.

Debt Administration. There are a number of methods by which the New York may incur debt. The state has obtained long-term financing in the form of voter-approved general obligation debt (voter-approved debt) and other obligations that are authorized by legislation but not approved by the voters (non-voter-approved debt), including lease purchase and contractual obligations where New York’s legal obligation to make payments is subject to and paid from annual appropriations made by the New York State legislature or from assignment of revenue in the case of tobacco settlement revenue bonds, equipment and building capital leases, and mortgage loan commitments, which represent $405 million as of the end of the 2012-13 fiscal year, do not require legislative or voter approval. Other obligations include certain bonds issued through New York public authorities, certificates of participation, and capital leases obtained through vendors. New York administers its long-term financing needs as a single portfolio of New York-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by New York’s governmental activities-thus it is not expected to be repaid from resources generated by business-type activities.

At the end of the 2013-14 fiscal year, the state had $204 million in state-supported (net) variable rate bonds outstanding and $2 billion in interest rate exchange agreements, in which the state issues variable rate bonds and enters into a swap agreement that effectively converts the rate to a fixed rate. At the end of the fiscal 2013-14, variable rate bonds, net of those subject to the fixed rate swaps, were equal to 0.4% of the state-supported debt portfolio. Variable rate bonds that were converted to a synthetic fixed rate through swap agreements of $2 billion were equal to 4% of the total state-supported debt portfolio. At the end of the 2013-14 fiscal year, the state had $58.3 billion in bonds, notes, and other financing agreements outstanding compared with $57.9 billion in 2012, an increase of $406 million as shown below in the table, with prior year amounts for business-type activities being restated to reflect the implementation of accounting standards. In addition to the debt outlined above, the state reported $440 million in governmental activities for collateralized borrowings for which specific revenues have been pledged. During the 2013-14 fiscal year, the state issued $6.6 billion in bonds, of which $2.5 billion was for refunding and $4.1 billion was for new borrowing.

The New York State Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. As of the end of the 2013-14 fiscal year, New York had $908 million in authorized but unissued bond capacity that can be used to issue bonds for specifically approved purposes. New York may issue short-term debt without voter approval in anticipation of the receipt of taxes and revenues or proceeds from duly authorized but not issued general obligation bonds. The state finance law, through the New York State Debt Reform Act of 2000 (the “New York Debt Reform Act”), also imposes phased-in caps on the issuance of new New York-supported debt and related debt service costs. The New York Debt Reform Act also limits the use of debt to capital works and purposes, and establishes a maximum length of term for repayment of 30 years. The New York Debt Reform Act applies to all New York-supported debt. The New York Debt Reform Act does not apply to debt issued prior to April 1, 2000 or to other obligations issued by public authorities where New York is not the direct obligor.

Litigation. The State of New York is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the state arising from alleged torts, alleged breaches of contracts, condemnation proceedings, and other alleged violations of state and federal laws.

Included in the state’s outstanding litigation were a number of cases challenging the legality or the adequacy of a variety of significant social welfare programs, primarily involving the state’s Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future. With respect to pending and threatened litigation in the 2013-14 fiscal year, the state has reported, in the governmental activities, liabilities of $149 million, of which $37 million pertains to SUNY, for awarded and anticipated unfavorable judgments. In addition, the state has been party to other claims and litigation that its legal counsel has advised may result in possible adverse court decisions with estimated potential losses of approximately $2 billion.

Ratings. As of March 31, 2015 all outstanding general obligation bonds of the State of New York were rated “AA+” by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and “Aa1” by Moody’s Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

Additional Deposits. Each trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay the associated brokerage fees and other acquisition costs.

Administration of the Trust

Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. A trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a “regulated investment company” for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the related trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date, provided that the trustee is not required to make a distribution from the Capital Account unless the amount available for distribution is at least $1.00 per 100 units. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. Notwithstanding the foregoing, if a trust is designed to be a grantor trust for tax purposes, the trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust’s net asset value as determined under the trust agreement, provided that the trustee is required to distribute the balance of the Income Account and Capital Account on the distribution date occurring in December of each year. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to the unitholders of a trust as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders’ pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of the related trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of a trust are required to be audited annually, at the related trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit is not required. The accountants’ report for any audit will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

(A) As to the Income Account:

(1)	the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);
(2)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;
(3)	the deductions, if any, from the Income Account for payment into the Reserve Account;
(4)	the deductions for applicable taxes and fees and expenses of the trustee, the sponsor, the supervisor, counsel, auditors and any other expenses paid by the trust;
(5)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any;
(6)	the aggregate distributions to unitholders; and
(7)	the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B) As to the Capital Account:

(1)	the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;
(2)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;
(3)	the deductions, if any, from the Capital Account for payments into the Reserve Account;
(4)	the deductions for payment of applicable taxes and fees and expenses of the trustee, the sponsor, the supervisor, counsel, auditors and any other expenses paid by the trust;
(5)	the deductions for payment of the sponsor’s expenses of organizing the trust;

(6)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;
(7)	the deductions for payment of deferred sales charge and creation and development fee, if any;
(8)	the aggregate distributions to unitholders; and
(9)	the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C) the following information:

(1)	a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;
(2)	the number of units outstanding on the last business day of such calendar year;
(3)	the unit value based on the last trust evaluation of such trust made during such calendar year; and
(4)	the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

Rights of Unitholders. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust, nor otherwise affect the rights, obligations and liabilities of the parties to the applicable trust agreement. By purchasing units of a trust, each unitholder expressly waives any right he may have under any rule of law, or the provisions of any statute, or otherwise, to require the trustee at any time to account, in any manner other than as expressly provided in the applicable trust agreement, in respect of the portfolio securities or moneys from time to time received, held and applied by the trustee under the trust agreement. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the related trust agreement or termination of the trust.

Amendment. Each trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change provision required by the Security Exchange Commission or any successor governmental agency and (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for a trust to continue to qualify as a “regulated investment company” (a “RIC”) for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a RIC under the United States Internal Revenue Code of 1986. A trust agreement may not be amended, however, without the consent of all unitholders of the related trust then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. A trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders.

Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of a trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of a trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders of the trust as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the related trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless a trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of a trust of the substance of any such amendment to the trust agreement for such trust.

Termination. Each trust agreement provides that the related trust shall terminate upon the maturity, liquidation, redemption, sale or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the trust’s mandatory termination date. If the value of a trust shall be less than 40% of the total value of securities deposited in the trust during the initial offering period, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 100% of the units thereof then outstanding. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units of the trust the entire sales charge paid by such purchaser.

Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus for a trust, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust’s termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

Not less than thirty days prior to termination of a trust, the trustee will notify unitholders thereof of the termination and provide a form allowing qualifying unitholders to elect an in kind distribution, if applicable. If applicable, a unitholder who owns the minimum number of units described in the prospectus may request an in kind distribution from the trustee instead of cash. The trustee will make an in kind distribution through the distribution of each of the securities of a trust in book entry form to the account of the unitholder’s bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of the related trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder’s in kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in kind distribution option at any time upon sixty days notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in kind distribution.

Within a reasonable period after termination, the trustee will sell any securities remaining in a trust not segregated for in kind distribution. After paying all expenses and charges incurred by a trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales charge. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (877) 363-3613. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal

Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

Under each trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. If the trustee merges or is consolidated with another entity, the resulting entity shall be the successor trustee without the execution or filing of any paper instrument or further act.

The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor, upon sixty days’ prior written notice, may remove the trustee for any reason and appoint a successor trustee, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder of record by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The trustee except by reason of its own gross negligence or willful misconduct shall not be liable for any action taken or suffered to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by a trust agreement. Each trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance on any document prima facie properly executed or for the disposition of moneys, securities or certificates pursuant to the trust agreement except by reason of its own gross negligence, lack of good faith or willful misconduct. The trustee shall in no event be deemed to have assumed or incurred any liability, duty or obligation to any unitholder or the sponsor, other than as expressly provided for in a trust agreement. The trustee shall not be under any obligation to appear in, prosecute or defend any action, which in its opinion may involve it in expense or liability, unless, as often as required by the trustee, it shall be furnished with reasonable security and indemnity against such expense or liability, and any pecuniary cost of the trustee from such actions shall be deductible from and a charge against the Income and Capital Accounts of the affected trust. The trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the portfolio securities or upon the interest thereon or upon it as trustee hereunder or upon or in respect of any trust. In addition, each trust agreement contains other customary provisions limiting the liability of the trustee. The trustee will be indemnified by each trust and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability in the premises.

The sponsor and unitholders may rely on any evaluation furnished by the trustee and shall have no responsibility for the accuracy thereof. The trustee shall have no liability to the sponsor or unitholders for errors in information obtained from any pricing service or similar source of information used to obtain closing sale prices which is selected by the trustee using reasonable care. Each trust agreement provides that with respect to any evaluation of portfolio securities made by the trustee, the trustee shall not be liable for errors in judgment or any action taken in good faith, provided that the trustee will not be protected against any liability to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement.

The Sponsor. The sponsor of each trust is Hennion & Walsh, Inc. The sponsor is a full service broker-dealer which caters to individual investors. The sponsor’s headquarters are located at 2001 Route 46, Waterview Plaza, Parsippany, NJ 07054. You can contact the sponsor at this address or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation, and a registrant of the Municipal Securities Rulemaking Board.

Under each trust agreement, the sponsor may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the trustee. If the sponsor merges or is consolidated with another entity, the resulting entity shall be the successor sponsor without the execution or filing of any paper instrument or further act.

If at any time the sponsor shall resign or fail to undertake or perform any of the duties which by the terms of a trust agreement are required by it to be undertaken or performed, or the sponsor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the sponsor or of its property shall be appointed, or any public officer shall take charge or control of the sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate the related trust as provided therein, or (c) continue to act as trustee without appointing a successor sponsor and receive additional compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission.

The sponsor shall be under no liability to any trust or the unitholders for any action taken or for refraining from the taking of any action in good faith pursuant to the trust agreement or for errors in judgment, or for depreciation or loss incurred by reason of the purchase or sale of portfolio securities, provided that the sponsor shall not be protected against any liability to which it would otherwise be subjected by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under a trust agreement. The sponsor may rely in good faith on any document prima facie properly executed and submitted to it by the trustee, supervisor, counsel or any other persons pursuant to a trust agreement. The sponsor shall in no event be deemed to have assumed or incurred any liability, duty or obligation to any trust, any unitholder or the trustee other than as expressly provided in a trust agreement. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any portfolio securities.

Each trust will indemnify, defend and hold harmless the sponsor from and against any loss, liability or expense incurred in acting as sponsor of such trust (including the costs and expenses of the defense against such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the related trust agreement. The sponsor shall not be under any obligation to appear in, prosecute or defend any legal action which in its opinion may involve it in any expense or liability; provided that the sponsor may in its discretion undertake any such action which it may deem necessary or desirable in respect of a trust agreement and the rights and duties of the parties thereto and the interests of the unitholders thereunder and, in such event, the legal expenses and costs of any such action and any liability resulting therefrom shall be expenses, costs and liabilities of the trust concerned and shall be paid directly by the trustee out of the Income and Capital Accounts of such trust.

The sponsor will receive gross sales charges equal to the percentage of the offering price of the units of a trust stated in the prospectus and will pay a portion of such sales charges to dealers and selling agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

The Supervisor. Hennion & Walsh Asset Management, Inc. serves as supervisor. The supervisor may resign by executing an instrument in writing and filing the same with the sponsor and the trustee. Upon receiving such notice of resignation, the sponsor or, if no sponsor is acting, the trustee, may appoint a successor supervisor (which may include the sponsor) having qualifications and at a rate of compensation satisfactory to the sponsor or, if the appointment is made by the trustee, the trustee. The sponsor or, if no sponsor is acting, the trustee, may remove the supervisor at any time upon thirty days’ written notice and either continue without a supervisor or appoint a successor supervisor (which may include the sponsor) having qualifications and at a rate of compensation satisfactory to the sponsor or, if the removal and appointment is made by the trustee, the trustee. Notice of such resignation or removal and appointment of a successor supervisor shall be mailed by the trustee to each unitholder then of record.

The supervisor shall be under no liability to any trust or the unitholders for any action taken or for refraining from the taking of any action in good faith pursuant to a trust agreement or for errors in judgment, or for depreciation or loss incurred by reason of the purchase or sale of portfolio securities, provided that the supervisor is not protected against any liability to which it would otherwise be subjected by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement. The supervisor may rely in good faith on any document prima facie properly executed and submitted to it by the trustee, counsel or any other persons pursuant to a trust agreement. The supervisor shall in no event be deemed to have assumed or incurred any liability, duty, or obligation to any trust, any unitholder or the trustee other than as expressly provided in the related trust agreement. The supervisor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any portfolio securities.

Each trust will indemnify, defend and hold harmless the supervisor from and against any loss, liability or expense incurred in acting as supervisor of such trust (including the costs and expenses of the defense against any such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties hereunder. The supervisor shall not be under any obligation to appear in, prosecute or defend any legal action which in its opinion may involve it in any expense or liability.

Expenses of the Trust. The sponsor may receive a fee from a trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. The trustee will deduct this amount from a trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trustee receives for its services that fee set forth in the prospectus. The trustee’s fee which is calculated and paid monthly is based on the largest number of units outstanding during the period for which such compensation is calculated. Such fee shall be prorated for any period in which the trustee provides services under the trust agreement. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee’s compensation for its services to the trust is expected to result from the use of these funds.

The supervisor will charge the trust a fee for surveillance services and bookkeeping and administrative services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the supervisor acts as supervisor, exceed the aggregate cost to the supervisor of providing such services. Such fee shall be calculated based on the largest number of units outstanding during the period for which such compensation is calculated and shall be pro rated for any period in which the sponsor provides services during less than the whole of such period.

For providing bookkeeping and administrative services to a trust, the sponsor may receive a fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides bookkeeping and administrative services, exceed the aggregate cost of providing such services. Such fee shall be calculated based on the largest number of units outstanding during the period for which such compensation is calculated and shall be pro rated for any period in which the sponsor provides services during less than the whole of such period.

The trustee’s fee, sponsor’s fee for providing bookkeeping and administrative services to a trust and supervisor’s fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The following additional charges are or may be incurred by a trust in addition to any other fees, expenses or charges described in the prospectus: (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee or sponsor to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement; (g) indemnification of the supervisor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement; (h) expenditures incurred in contacting unitholders upon termination of the trust; and (i) license fees for the right to use trademarks and trade names, intellectual property rights or for the use of databases and research owned by third party licensors. The sponsor is authorized to obtain from Mutual Fund Quotation Service (or similar service operated by The Nasdaq Stock Market, Inc. or its successor) a unit investment trust ticker symbol for each trust and to contract for the dissemination of the unit prices through that service. A trust will bear any cost or expense incurred in connection with the obtaining of the ticker symbol and the dissemination of unit prices. A trust may pay the costs of updating its registration statement each year. All fees and expenses are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

Each trust will pay the costs of organizing the trust. These costs may include, but are not limited to, the cost of the initial preparation and typesetting of the registration statement, prospectuses (including preliminary prospectuses), the trust agreement and other documents relating to the applicable trust, Securities and Exchange Commission and state blue sky registration fees, the cost of the initial valuation of the portfolio and audit of the trust, the costs of a portfolio consultant, if any, one-time license fees, if any, the initial fees and expenses of the trustee, and legal and other out-of-pocket expenses related thereto but not including the expenses incurred in the printing of preliminary prospectuses and prospectuses, expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses. A trust will sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when a trust pays these costs.

Portfolio Transactions and Brokerage Allocation. When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust’s portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including the sponsor or brokers which may be affiliated with the trust, the sponsor, the trustee or dealers participating in the offering of units.

Bonding Arrangements

The employees of Hennion & Walsh, Inc. are covered under Brokers’ Fidelity Bond in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

Contents of Registration Statement

This Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Reference Trust Agreement including certain amendments to the Trust Indenture and Agreement referred to under Exhibit 1.1.1 below (to be filed by amendment).
1.1.1	Trust Indenture and Agreement (filed as Exhibit 1.1.1. to Amendment No. 2 to Form S-6 Registration Statement No. 333-110471 of Smart Trust, Smart Ten Trust, Series 1 on January 22, 2004, and incorporated herein by reference).
1.3.5	Certificate of Incorporation of Hennion & Walsh, Inc. dated October 23, 1989, and amended on April 6, 2001 (filed as Exhibit 1.3.8 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).
1.3.6	By-Laws of Hennion & Walsh, Inc. (filed as Exhibit 1.3.9 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).
3.1	Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).
3.2	Opinion and consent of counsel as to the federal income and New York tax status of securities being registered (to be filed by amendment, if applicable).
3.3	Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).
4.1	Consent of initial evaluator (to be filed by amendment).
4.3	Consent of independent registered public accounting firm (to be filed by amendment).
11.0	Code of Ethics of Hennion & Walsh, Inc.’s Unit Investment Trust activities (filed as Exhibit 11.0 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Securities and Exchange Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany and State of New Jersey on June 5, 2015.

Smart Trust, Zacks GARP Composite 35 Trust, Series 6

By	Hennion & Walsh, Inc., Depositor

By	/s/ KEVIN D. MAHN
Kevin D. Mahn
Authorized Signatory

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on June 5, 2015 by the following persons in the capacities indicated.

By	/s/ WILLIAM W. WALSH
William W. Walsh
President, Treasurer and Director

By	/s/ RICHARD HENNION
Richard Hennion
Vice President, Secretary and Director

By	/s/ DEBBIE WILLIAMS
Debbie Williams
Chief Financial Officer